FILE NO. 333-135928
                                                                    CIK #1246858


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                                 AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: VAN KAMPEN UNIT TRUSTS, TAXABLE INCOME SERIES 106

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                           1221 Avenue of the Americas
                            New York, New York 10020

     D.   Name and complete address of agents for service:

         Mark J. Kneedy                Amy R. Doberman
         Chapman and Cutler LLP        Managing Director
         111 West Monroe Street        Van Kampen Investments Inc.
         Chicago, Illinois  60603      1221 Avenue of the Americas, 22nd Floor
                                       New York, New York  10020


     E. Title of securities being registered: Units of undivided beneficial interest.

     F.   Approximate date of proposed sale to the public:


  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

     / X / Check box if it is proposed that this filing will become effective at 2:00 p.m. on January 11, 2007 pursuant to Rule 487.





                        Insured Income Trust, Series 147

--------------------------------------------------------------------------------

   Insured Income Trust, Series 147 invests in a portfolio of long-term bonds. The Trust seeks to provide a high level of current income and to preserve capital. The Trust is a unit investment trust included in Van Kampen Unit Trusts, Taxable Income Series 106.

                                        Monthly          Semi-Annual
                                     Distributions      Distributions
                                     -------------      ------------
      Estimated Current Return:          5.12%              5.16%
      Estimated Long Term Return:        4.89%              4.93%
      CUSIP:                          92116E-10-7        92116E-20-6


   Estimated current return shows the estimated cash you should receive each year divided by the Unit price. Estimated long term return shows the estimated return over the estimated life of your Trust. These estimates are as of the opening of business on the Date of Deposit and will vary thereafter. We base this estimate on an average of the bond yields over their estimated life. This estimate also reflects the sales charge and estimated expenses. We derive the average yield for your portfolio by weighting each bond's yield by its value and estimated life. Unlike estimated current return, estimated long term return accounts for maturities, discounts and premiums of the bonds. These estimates show a comparison rather than a prediction of returns. No return calculation can predict your actual return. Your actual return may vary from these estimates.

                                Prospectus Part I


                                January 11, 2007


                       This prospectus contains two parts.

 No one may use this Prospectus Part I unless accompanied by Prospectus Part II.

       You should read this prospectus and retain it for future reference.

--------------------------------------------------------------------------------

   The Securities and Exchange Commission has not approved or disapproved of the Trust Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.




Van Kampen
Investments




   Investment Objective. The Trust seeks to provide a high level of current income and to preserve capital.

   Principal Investment Strategy. The Trust invests in a portfolio of long-term bonds. Insurance guaranteeing the timely payment, when due, of all principal and interest on the bonds in the Trust has been obtained from a bond insurance company. In selecting bonds for the Trust, the Sponsor considered the following factors, among others:

     o the bonds must have a Standard & Poor's rating of "AAA" or a Moody's Investors Service, Inc. rating of "Aaa";

     o the prices of the bonds relative to other bonds of comparable quality and maturity;

     o    the current income provided by the bonds;

     o the diversification of bonds as to purpose of issue and location of issuer; and

     o the probability of early return of principal or high legal or event risk.

   The portfolio generally consists of bonds maturing approximately 15 to 40 years from the Date of Deposit.

   Principal Risks. As with all investments, you can lose money by investing in the Trust. The Trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Bond prices will fluctuate. The value of your investment may fall over time.

     o The value of the bonds will generally fall if interest rates, in general, rise. No one can predict whether interest rates will rise or fall in the future.

     o A bond issuer or insurer may be unable to make interest and/or principal payment in the future.

     o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the primary offering period.

     o A bond issuer might prepay or "call" a bond before its stated maturity. If this happens, the Trust will distribute the principal to you but future interest distributions will fall. A bond's call price could be less than the price the Trust paid for the bond. If enough bonds are called, the Trust could terminate earlier than expected.

     o The Trust may concentrate in bonds of a particular type of issuer. This makes the Trust less diversified and subject to greater risk than a more diversified portfolio. The types of bond in the portfolio are listed under "Portfolio Diversification" on the next page.


     o The Trust is considered to be concentrated in bonds of issuers located in California. These issuers make up approximately 43% of the principal amount of the bonds. The financial condition of California is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of Units.


     o We do not actively manage the portfolio. Except in limited circumstances, the Trust will hold the same bonds even if the market value declines.





                   Summary of Essential Financial Information
             (As of the opening of business on the Date of Deposit)
--------------------------------------------------------------------------------
General Information
--------------------------------------------------------------------------------
Date of Deposit                           January 11, 2007
Principal amount of bonds in Trust              $6,740,000
Principal amount of bonds per Unit (1)             $925.19
Number of Units                                      7,285
Weighted average maturity of bonds                23 years

--------------------------------------------------------------------------------
Unit Price
--------------------------------------------------------------------------------
Aggregate offering price of bonds in Trust     $ 6,892,492
Aggregate offering price of bonds per Unit     $    946.12
  Plus sales charge per Unit                   $     48.75
Public offering price per Unit (2)             $    994.87
Redemption price per Unit                      $    940.44

--------------------------------------------------------------------------------
Portfolio Diversification (% of Par Value)
--------------------------------------------------------------------------------
General Purpose                                       51%
Tax District                                          25
General Obligation                                     7
Retail Electric/Gas/Telephone                          5
Water and Sewer                                        5
Public Education                                       4
Transportation                                         3
                                                  --------
Total                                                100%
                                                  ========

--------------------------------------------------------------------------------
Estimated Annual Income Per Unit
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Estimated interest income         $    53.58   $     53.58
  Less estimated expenses (4)     $     2.66   $      2.23
  Less estimated insurance expenses    $  --        $   --
Estimated net interest income     $    50.92   $     51.35

--------------------------------------------------------------------------------
Expenses
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Sales Charge (% of Unit Price)         4.90%         4.90%
Estimated Annual Expenses per Unit
  Trustee's fee (5)               $     0.91   $      0.51
  Supervisory, bookkeeping
    administrative services fee   $     0.40   $      0.40
  Evaluation fee (5)              $     0.36   $      0.36
  Other operating expenses        $     0.99   $      0.96
                                  -----------  -----------
Total annual expenses per Unit    $     2.66   $      2.23
                                  ===========  ===========

--------------------------------------------------------------------------------
Estimated Distributions
--------------------------------------------------------------------------------
                                                Semi-
                           Monthly             Annual
                        Distributions       Distributions
                      -----------------   -----------------
Initial distribution  $       3.25 on     $      20.39 on
                    February 25, 2007       June 25, 2007
Normal distribution (3)    $     4.24         $     25.67
Record dates              10th day of         June 10 and
                           each month         December 10
Distribution dates        25th day of         June 25 and
                           each month         December 25


--------------------------------------------------------------------------------

(1) Some bonds may mature or be called or sold during your Trust's life. This could include a call or sale at a price below par value. We cannot guarantee that the value of your Units will equal the principal amount of bonds per Unit when you redeem them or when your Trust terminates.


(2) After the first settlement date (January 17, 2007), you will pay accrued interest from this date to your settlement date less interest distributions.


(3) We base this amount on estimated cash flows per Unit. This amount will vary with changes in expenses, interest rates and maturity, call or sale of bonds. The Information Supplement includes the estimated cash flows.

(4) This shows estimated expenses in the first year other than insurance expenses. Estimated expenses are expected to fluctuate periodically.

(5) Your Trust assesses this fee per $1,000 principal amount of bonds. Your Trust assesses other fees per Unit.




PORTFOLIO (as of the opening of business on the Date of Deposit)
-------------------------------------------------------------------------------------------------------------------
                                                                                                        Offering
Aggregate        Name of Issuer, Title, Interest Rate and                              Redemption       Price to
Principal        Maturity Date of Bonds (1)(2)                             Rating (3)  Feature (4)      Trust (2)
---------------  --------------------------------------------------------- ----------  --------------   -----------
$     300,000    Lafayette, Louisiana, Taxable Refunding Revenue Bonds (AMBAC
                   Assurance Insured)                                                  2012 @ 102
                   #5.70% Due 05/01/2022                                       AAA     2018 @ 100 S.F.  $   305,043
      345,000    Phoenix, Arizona, Civic Improvement Corporation, Excise Tax
                   Revenue, Taxable Subordinate Municipal Facilities Bonds,
                   Series C (MBIA Insured)                                             2013 @ 100
                   #5.50% Due 07/01/2023                                       AAA     2019 @ 100 S.F.      346,718
      290,000    Indiana, Bond Bank Taxable Revenue Bonds, School Severance
                   Funding 10 (MBIA Insured)                                           2016 @ 100
                   #5.45% Due 07/15/2023                                       AAA     2023 @ 100 S.F.      288,338
      300,000    Ohio, Taxable Revenue Bonds, Development Assistance Project,
                   Series A (MBIA Insured)
                   5.67% Due 10/01/2023                                        AAA     2014 @ 100           303,591
      105,000    Brick Township, New Jersey, Taxable Refunding General
                   Obligation Bonds (FGIC Insured)                                     2013 @ 100
                   #5.60% Due 11/15/2023                                      Aaa*     2018 @ 100 S.F.      106,406
      300,000    New Jersey, Hudson County Improvement Authority, Taxable
                   Lease Revenue Bonds, North Hudson Regional B
                   (FSA Insured)                                                       2016 @ 100
                   #5.40% Due 01/01/2024                                       AAA     2021 @ 100 S.F.      294,336
      150,000    Montclair, California, Redevelopment Agency Refunding Tax
                   Allocation Bonds, Taxable Series A (AMBAC
                   Assurance Insured)                                                  2016 @ 100
                   6.15% Due 10/01/2025                                        AAA     2017 @ 100 S.F.      158,579
      300,000    Wisconsin, State Taxable General Revenue Bonds, Series A
                   (FSA Insured)
                   #5.70% Due 05/01/2026                                       AAA     2019 @ 100 S.F.      312,183
      300,000    Malibu, California, Taxable Certificates of Participation Bonds,
                   Integrated Water Project, A-1 (AMBAC Assurance Insured)             2016 @ 100
                   5.82% Due 07/01/2026                                        AAA     2022 @ 100 S.F.      306,735
      300,000    Placer County, California, Redevelopment Agency Tax Allocation
                   Bonds, Revenue Taxable, Series C (MBIA Insured)                     2015 @ 100
                   #6.10% Due 08/01/2027                                       AAA     2023 @ 100 S.F.      311,574
      300,000    Monrovia, California, Redevelopment Agency Refunding Tax
                   Allocation Bonds, Taxable Series A (AMBAC
                   Assurance Insured)                                                  2016 @ 100
                   #6.28% Due 05/01/2028                                       AAA     2024 @ 100 S.F.      316,110
      325,000    Oregon, School Board Association Pension, Taxable General
                   Obligation Bonds (FSA Insured)
                   5.528% Due 06/30/2028                                       AAA     2023 @ 100 S.F.      331,867
      200,000    California, Alameda Corridor Transportation Authority Taxable
                   Revenue Bonds, Senior Lien, Series C (MBIA Insured)
                   #6.60% Due 10/01/2029                                       AAA     2023 @ 100 S.F.      226,510
      250,000    Salvation Army Revenue Bonds (AMBAC Assurance Insured)
                   5.677% Due 09/01/2031                                       AAA     2027 @ 100 S.F.      258,935
      300,000    Klickitat County, Washington, Public Utility District No. 001,
                   Taxable Refunding Electric Revenue Bonds, Series A
                   (FGIC Insured)
                   5.893% Due 12/01/2031                                      Aaa*     2016 @ 100 S.F.      317,361



PORTFOLIO (as of the opening of business on the Date of Deposit) (continued)
-------------------------------------------------------------------------------------------------------------------
                                                                                                        Offering
Aggregate        Name of Issuer, Title, Interest Rate and                              Redemption       Price to
Principal        Maturity Date of Bonds (1)(2)                             Rating (3)  Feature (4)      Trust (2)
---------------  --------------------------------------------------------- ----------  --------------   -----------
$      50,000    Glendale, Arizona, Municipal Property Corporation Excise Tax
                   Revenue Bonds, Taxable Series B (AMBAC
                   Assurance Insured)                                                  2013 @ 102
                   5.58% Due 07/01/2032                                        AAA     2024 @ 100 S.F.  $    49,647
      250,000    Fontana, California, Public Financing Authority Tax Allocation
                   Bonds, Revenue Taxable, North Fontana Redevelopment
                   Project - B (AMBAC Assurance Insured)                               2013 @ 100
                   6.42% Due 09/01/2032                                        AAA     2024 @ 100 S.F.      261,203
       70,000    Illinois, Taxable Pension General Obligation Bonds (XL Capital
                   Assurance Insured)
                   5.10% Due 06/01/2033                                        AAA     2024 @ 100 S.F.       67,221
      410,000    Montclair, California, Redevelopment Agency Refunding Tax
                   Allocation Bonds, Taxable Series A (AMBAC
                   Assurance Insured)                                                  2016 @ 100
                   #6.15% Due 10/01/2033                                       AAA     2026 @ 100 S.F.      428,425
      295,000    Hudson County, New Jersey, Improvement Authority Taxable
                   Lease Revenue Bonds, Weekhawken Pershing Road
                   (AMBAC Assurance Insured)                                           2013 @ 102
                   #5.72% Due 03/01/2034                                       AAA     2024 @ 100 S.F.      297,401
      300,000    Alaska, Industrial Development & Export Authority Revenue
                   Bonds, Rental Car Facilities, Series A (FGIC Insured)               2015 @ 102
                   #5.30% Due 03/01/2035                                       AAA     2031 @ 100 S.F.      283,956
      700,000    Pomona, California, Pension Obligation Refunding Revenue
                   Bonds, Taxable Series AR (MBIA Insured)                             2016 @ 100
                   5.832% Due 07/01/2035                                       AAA     2026 @ 100 S.F.      712,733
      300,000    Grant County, Washington, Public Utility District No. 2 Taxable
                   Refunding Revenue Bonds, Priest Rapids Hydro Electric,
                   Series Z (MBIA Insured)
                   5.33% Due 01/01/2036                                        AAA     2018 @ 100 S.F.      298,002
      300,000    Roseville, California, Redevelopment Agency Tax Allocation
                   Bonds, Roseville Redevelopment Project-H-T (AMBAC
                   Assurance Insured)                                                  2016 @ 100
                   6.07% Due 09/01/2040                                        AAA     2029 @ 100 S.F.      309,618
-------------                                                                                           -----------
$   6,740,000                                                                                           $ 6,892,492
=============                                                                                           ===========


For an explanation of the footnotes used on this page, see "Notes to Portfolio".

Notes to Portfolio


(1) The bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the bonds were entered into during the period from December 12, 2006 to January 10, 2007.

(2) Other information regarding the bonds is as follows:

                           Cost to           Profit (Loss)
                           Sponsor            to Sponsor
                       ---------------      ---------------
                     $    6,850,124        $     42,368


   The breakdown of the preinsured bond insurers is as follows: AMBAC Assurance 39%, Financial Guaranty 10%, MBIA 36%, FSA 14% and XL Capital Assurance 1%.


   The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain bonds. The cost of any such contracts and the corresponding gain or loss as of the evaluation time of the bonds is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the first settlement date.

   "#" prior to the coupon rate indicates that the bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part II. The tax effect of bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.

(3) All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the bond is by Moody's. "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "NR" indicates that the rating service did not provide a rating for that bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.

(4) This is the year in which each bond is initially or currently callable and the call price for that year. Each bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of bonds. The bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.

   Tax Status. The Trust intends to qualify as a "regulated investment company" under the Federal tax laws. For a discussion of the Federal tax status of income earned on Units, see "Federal Tax Status--Regulated Investment Companies" in Prospectus Part II.


   Underwriting. The Underwriters named below have purchased Units in the following amounts from the Sponsor, the sole and exclusive principal underwriter. See "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.


  Name                                        Address                                                       Units
  -----------------                           -----------------                                        -----------------
  SWS Securities Inc.                         1201 Elm Street, Suite 4300, Dallas, Texas 75270                   6,735
  Oppenheimer & Co.                           125 Broad Street New York, New York 10004                            350
  Morgan Stanley DW Inc.                      1585 Broadway, New York, New York 10036                              100
  Wachovia Securities, LLC                    River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219    100
                                                                                                       -----------------
                                                                                                                 7,285
                                                                                                       =================





             Report of Independent Registered Public Accounting Firm

   To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Insured Income Trust, Series 147 (included in Van Kampen Unit Trusts, Taxable Income Series 106):

   We have audited the accompanying statement of condition including the portfolio of Insured Income Trust, Series 147 (included in Van Kampen Unit Trusts, Taxable Income Series 106) as of January 11, 2007. The statement of condition is the responsibility of the Sponsor. Our responsibility is to express an opinion on such statement of condition based on our audit.

   We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of condition is free of material misstatement. The Trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of condition presentation. Our procedures included confirmation with The Bank of New York, Trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of condition as of January 11, 2007. We believe that our audit of the statement of condition provides a reasonable basis for our opinion.

   In our opinion, the statement of condition referred to above presents fairly, in all material respects, the financial position of Insured Income Trust, Series 147 (included in Van Kampen Unit Trusts, Taxable Income Series 106) as of January 11, 2007, in conformity with accounting principles generally accepted in the United States of America.

   New York, New York                                       GRANT THORNTON LLP
   January 11, 2007



                             Statement of Condition
                As of the opening of business on January 11, 2007

INVESTMENT IN BONDS
   Contracts to purchase bonds (1)(2)                         $   6,892,492
   Accrued interest to the first settlement date (1)(2)              75,012
                                                              -------------
         Total                                                $   6,967,504
                                                              -------------
LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)           $      75,012
   Interest of Unitholders--
         Cost to investors                                        7,247,628
         Less: Gross underwriting commission                        355,136
                                                              -------------
         Net interest to Unitholders (1)(2)                       6,892,492
                                                              -------------
         Total                                                $   6,967,504
                                                              -------------
   Units outstanding                                                  7,285
                                                              -------------
   Net asset value per Unit                                   $      946.12
                                                              -------------


--------------------------------------------------------------------------------

(1) The value of the bonds is determined by Standard & Poor's Securities Evaluations, Inc. on the bases set forth under "Public Offering--Offering Price" in Prospectus Part II. The contracts to purchase bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the first settlement date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.




  o Contents of Prospectus Part I
    Investment Objective............................2
    Principal Investment Strategy...................2
    Principal Risks.................................2
    Summary of Essential Financial Information......3
    Portfolio.......................................4
    Notes to Portfolio..............................6
    Tax Status......................................6
    Underwriting....................................6
    Report of Independent Registered
      Public Accounting Firm........................7
    Statement of Condition..........................7


  o Daily Prices
    (1)  Call our 24-Hour Pricing Line
         (800) 953-6785
    (1)  Visit our Unit Trusts Daily Prices Page
         http://www.vankampen.com

  o Account Questions
    (1) Contact the Trustee
        (800) 221-7668

  o Learn More About Unit Trusts
    (1) Contact your financial advisor
    (1) Visit our Unit Trust Internet Page
         http://www.vankampen.com

  o Additional Information
    You may obtain an Information Supplement that provides more details about your trust and its policies.
    (1) Visit the SEC Internet Site
        http://www.sec.gov
    (1) Contact the Trustee
        (800) 221-7668




                                                                      VIITPRO147



                                Prospectus Part I

                                January 11, 2007



                        Insured Income Trust, Series 147





                              Van Kampen Funds Inc.



Van Kampen
Investments






                               Prospectus Part II




                                January 11, 2007



                             Van Kampen Unit Trusts,
                            Taxable Income Series 106




                       This prospectus contains two parts.



 No one may use this Prospectus Part II unless accompanied by Prospectus Part I.

       You should read this prospectus and retain it for future reference.

--------------------------------------------------------------------------------

   The Securities and Exchange Commission has not approved or disapproved of the Trust Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.




Van Kampen
Investments




THE TRUSTS
--------------------------------------------------------------------------------

     General. Your Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Date of Deposit") among Van Kampen Funds Inc., as Sponsor, Standard & Poor's Securities Evaluations, Inc., as Evaluator, Van Kampen Asset Management, as Supervisor, and The Bank of New York, as Trustee.

     Your Trust may be an appropriate medium for investors who desire to participate in a portfolio of taxable bonds with greater diversification than they might be able to acquire individually. Diversification of a Trust's assets will not eliminate the risk of loss always inherent in the ownership of bonds. For a breakdown of your Trust's portfolio, see "Portfolio" in Prospectus Part I. In addition, bonds of the type initially deposited in the portfolio of a Trust are often not available in small amounts and may, in the case of any privately placed bonds, be available only to institutional investors.

     On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of bonds indicated in the "Summary of Essential Financial Information" in Prospectus Part I. The bonds initially consist of delivery statements relating to contracts for their purchase and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution. Thereafter, the Trustee, in exchange for the bonds, delivered to the Sponsor evidence of ownership of the number of Units indicated under "Summary of Essential Financial Information" in Prospectus Part I. A Trust that holds primarily long-term bonds, as described on the cover of Prospectus Part I, is referred to herein as a "Long-Term Trust". A Trust that holds primarily intermediate-term bonds, as described on the cover of Prospectus Part I, is referred to herein as an "Intermediate-Term Trust". A Trust that holds a portfolio of bonds with "laddered" maturities, as described on the cover of Prospectus Part I, is referred to herein as a Trust". Trusts that hold only insured bonds are referred to herein as "Insured Trusts". Unless otherwise terminated as provided herein, the Trust Agreement will terminate at the end of the calender year prior to the fiftieth anniversary of its execution in the case of a Long-Term Trust and at the end of the calender year prior to the twentieth anniversary of its execution in the case of an Intermediate-Term Trust.

     Each Unit initially offered represents a fractional undivided interest in the principal and net income of the Trust. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in the Trust represented by each Unit will increase, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed by Unitholders or until the termination of the Trust Agreement.

     Objective and Bond Selection. The objective of a Long-Term Trust is to provide a high level of current income and to preserve capital by investing in a portfolio primarily consisting of long-term bonds. The objective of an Intermediate-Term Trust is to provide a high level of current income and to preserve capital by investing in a portfolio primarily consisting of intermediate-term bonds. The objective of a Laddered Trust is to provide a high level of current income and to preserve capital by investing in a portfolio consisting of bonds with laddered maturities of approximately 10, 15, 20, 25 and 30 years from the Date of Deposit. There is, of course, no guarantee that a Trust will achieve its objective. Your Trust may be an appropriate investment vehicle for investors who desire to participate in a portfolio of fixed income bonds with greater diversification than they might be able to acquire individually.

     In selecting bonds for each Trust, the Sponsor considered the following factors, among others: (a) with respect to Insured Trusts, the bonds must have a Standard & Poor's rating of AAA or a Moody's Investor Service, Inc. ("Moody's") rating of Aaa and with respect to all other trusts, the bonds must have a Standard & Poor's rating of at least "BBB-", a Moody's rating of at least "Baa3" or, if not rated, credit characteristics sufficiently similar to those of comparable bonds that were so rated as to be acceptable for acquisition by a Trust in the opinion of the Sponsor, (b) the prices of the bonds relative to other bonds of comparable quality and maturity, (c) the current income provided by the bonds; (d) the diversification of bonds as to purpose of issue and location of issuer; (e) the probability of early return of principal or high legal or event risk. After the Date of Deposit, a bond may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of a bond from a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the bond (see "Trust Administration--Portfolio Administration"). In particular, the ratings of the bonds in a Long-Term Investment Grade Trust or an Investment Grade Trust could fall below "investment grade" (i.e., below "BBB-" or "Baa3") during the Trust's life and the Trust could continue to hold the bonds. See "The Trusts--Risk Factors".

     Insurance guaranteeing the timely payment, when due, of all principal and interest on the bonds in an Insured Trust has been obtained from a bond insurance company. For information relating to insurance on the bonds, see "Insurance on the Bonds in an Insured Trust". Neither the Public Offering Price nor any evaluation of Units for purposes of repurchases or redemptions reflects any element of value for the insurance obtained by an Insured Trust unless bonds are in default in payment of principal or interest or in significant risk of such default. See "Public Offering--Unit Price".

     In order for bonds to be eligible for insurance, they must have credit characteristics which would qualify them for at least the Standard & Poor's rating of "BBB-" or at least the Moody's Investors Service, Inc. rating of "Baa3", which in brief represent the lowest ratings for securities of investment grade (see "Description of Ratings" in the Information Supplement). Insurance is not a substitute for the basic credit of an issuer, but supplements the existing credit and provides additional security. If an issue is accepted for insurance, a non-cancelable policy for the prompt payment of interest and principal on the bonds, when due, is issued by the insurer. A monthly premium is paid by a Trust for the insurance obtained by it. The Trustee has the right to obtain permanent insurance from a Portfolio Insurer in connection with the sale of a bond insured under the insurance policy obtained from the respective Portfolio Insurer by an Insured Trust upon the payment of a single predetermined insurance premium from the proceeds of the sale of such bond. Accordingly, any bond in an Insured Trust is eligible to be sold on an insured basis. All bonds insured by a Portfolio Insurer or by a Preinsured Bond Insurer receive a "AAA" rating by Standard & Poor's. Standard & Poor's describes securities it rates "AAA" as having "the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong." See "Insurance on the Bonds in an Insured Trust".

     Risk Factors. All investments involve risk. This section describes the main risks that can impact the value of bonds in your Trust. You should understand these risks before you invest. If the value of the bonds falls, the value of your Units will also fall. You can lose money by investing in a Trust. No one can guarantee that your Trust will achieve its objective or that your investment return will be positive over any period. The Information Supplement, which is available upon request, contains a more detailed discussion of risks related to your investment.

     Market risk is the risk that the value of the bonds in your Trust will fluctuate. This could cause the value of your Units to fall below your original purchase price or below the par value. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a bond's issuer or insurer, perceptions of the issuer or insurer, or ratings on a bond. Even though the Supervisor supervises your portfolio, you should remember that no one manages your portfolio. Your Trust will not sell a bond solely because the market value falls as is possible in a managed fund.

     Interest rate risk is the risk that the value of bonds will fall if interest rates increase. Bonds typically fall in value when interest rates rise and rise in value when interest rates fall. Bonds with longer periods before maturity are often more sensitive to interest rate changes.

     Credit risk is the risk that a bond's issuer or insurer is unable to meet its obligation to pay principal or interest on the bond.

     Call risk is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, your Trust will distribute the principal to you but your future interest distributions will fall. You might not be able to reinvest this principal at as high a yield. A bond's call price could be less than the price your Trust paid for the bond and could be below the bond's par value. This means that you could receive less than the amount you paid for your Units. If enough bonds in your Trust are called, your Trust could terminate early. Some or all of the bonds may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used, and various other events. The call provisions are described in general terms in Prospectus Part I. Additional discussion of call provisions appears in the Information Supplement.

     Bond quality risk is the risk that a bond will fall in value if a rating agency decreases the bond's rating. Bond concentration risk is the risk that your Trust is less diversified because it concentrates in a particular type of bond. When a certain type of bond makes up 25% or more of a Trust, the Trust is considered to be "concentrated" in that bond type. The different bond types are described in the following sections.

     Reduced diversification risk is the risk that your Trust will become smaller and less diversified as bonds are sold, are called or mature. This could increase your risk of loss and increase your share of Trust expenses.

     Liquidity risk is the risk that the value of a bond will fall if trading in the bond is limited or absent. No one can guarantee that a liquid trading market will exist for any bond because these bonds generally trade in the over-the-counter market (they are not listed on a securities exchange).

     Litigation and legislation risk is the risk that future litigation or legislation could affect the value of your Trust. Litigation could challenge an issuer's authority to issue or make payments on bonds.

     Taxable Municipal Bonds. Your Trust may invest significantly or exclusively in taxable municipal bonds. States, municipalities and public authorities issue these bonds to raise money for a variety of purposes. In selecting bonds, the Sponsor seeks to diversify your portfolio by bond purpose. This section briefly describes different bond types to help you better understand your investment. The types of bonds in your portfolio are listed in Prospectus Part I. These bonds are also described in greater detail in the Information Supplement.

     General obligation bonds are backed by the general taxing power of the issuer. The issuer secures these bonds by pledging its faith, credit and unlimited taxing power for the payment of principal and interest.

     Revenue bonds are payable only from the revenue of a specific project or authority. They are not supported by the issuer's general power to levy taxes. The risk of default in payment of interest or principal increases if the income of the related project falters because that income is the only source of payment. All of the following bonds are revenue bonds.

     Airport bonds are obligations of issuers that own and operate airports. The ability of the issuer to make payments on these bonds primarily depends on the ability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, some airlines may have difficulty meeting these obligations.

     Bond banks are vehicles that pool various municipal obligations into larger offerings. This reduces the cost of borrowing for the municipalities. The types of financing projects that these obligations support vary.

     Certificates of participation are generally a type of municipal lease obligation. Lease payments of a governmental entity secure payments on these bonds. These payments depend on the governmental entity budgeting appropriations for the lease payments. A governmental body cannot obligate future governments to appropriate for or make lease payments, but governments typically promise to take action necessary to include lease payments in their budgets. If a government fails to budget for or make lease payments, sufficient funds may not exist to pay interest or principal on these bonds.

     Health care bonds are obligations of issuers that derive revenue from hospitals and hospital systems. The ability of these issuers to make payments on bonds depends on factors such as facility occupancy levels, demand for services, competition resulting from hospital mergers and affiliations, the need to reduce costs, government regulation, costs of malpractice insurance and claims, and government financial assistance (such as Medicare and Medicaid).

     Higher education bonds are obligations of issuers that operate universities and colleges. These issuers derive revenues from tuition, dormitories, grants and endowments. These issuers face problems related to declines in the number of college-age individuals, possible inability to raise tuitions and fees, uncertainty of continued federal grants, state funding or donations, and government legislation or regulation.

     Industrial revenue bonds finance the cost of acquiring, building or improving industrial projects. Private corporations usually operate these projects. The ability of the issuer to make payments on these bonds depends on factors such as the creditworthiness of the corporation operating the project, revenues generated by the project, expenses of the project and environmental or other regulatory restrictions.

     Multi-family housing bonds are obligations of issuers that derive revenues from mortgage loans on multiple family residences, retirement housing or housing projects for low to moderate-income families. These bonds are generally pre-payable at any time. It is likely that their life will be less than their stated maturity. The ability of these issuers to make payments on bonds depends on such factors as rental income, occupancy levels, operating expenses, mortgage default rates, taxes, government regulations and appropriation of subsidies.

     Other care bonds include obligations of issuers that derive revenue from mental health facilities, nursing homes and intermediate care facilities. These bonds are similar to health care bonds and the issuers face the same general risks.

     Public building bonds finance the cost of acquiring, leasing, building or improving public buildings such as offices, recreation facilities, convention centers, police stations, correctional institutions and parking garages. The ability of the issuers to make payments on these bonds depends on factors such as the government budgeting sufficient funds to make lease or mortgage payments on the facility, user fees or rents, costs of maintenance and decreases in use of the facility.

     Public education bonds are obligations of issuers that operate primary and secondary schools. The ability of these issuers to make payments on these bonds depends primarily on ad valorem taxes. These issuers may also face problems related to litigation contesting state constitutionality of public education financing.

     Retail electric/gas/telephone bonds are obligations of issuers that derive revenues from the retail sale of utilities to customers. The ability of these issuers to make payments on these bonds depends on factors such as the rates and demand for these utilities, competition, government regulation and rate approvals, overhead expenses and the cost of fuels.

     Single family housing bonds are obligations of issuers that derive revenues from mortgage loans on single family residences. Single family residences generally include one to four-family dwellings. These bonds are similar to multi-family housing bonds and the issuers face the same general risks.

     Tax district bonds are obligations secured by a pledge of taxing power by a municipality, such as tax increment financing or tax allocation bonds. These bonds are similar to general obligation bonds. Unlike general obligation bonds, however, the municipality does not pledge its unlimited taxing power to pay these bonds. Instead, the municipality pledges revenues from a specific tax to pay these bonds. If the tax cannot support payment of interest and principal, a municipality may need to raise the related tax to pay these bonds. An inability to raise the tax could have an adverse affect on these bonds.

     Transportation bonds are obligations of issuers that own and operate public transit systems, ports, highways, turnpikes, bridges and other transportation systems. The ability of these issuers to make payments on these bonds depends on variations in use, the degree of government subsidization, competition from other forms of transportation and increased costs. Port authorities derive revenues primarily from fees imposed on ships using the port facilities. These fees can fluctuate depending on the local economy and competition from air, rail and truck transportation. Increased fuel costs, alternative transportation modes and competition from toll-free bridges and roads will impact revenues of issuers that operate bridges, roads or tunnels.

     Waste disposal bonds are obligations of issuers that derive revenues from resource recovery facilities. These facilities process solid waste, generate steam and convert steam to electricity. These issuers face problems such as costs and delays due to environmental concerns, effects of conservation and recycling, destruction or condemnation of a project, void or unenforceable contracts, changes in the economic availability of raw materials, operating supplies or facilities, and other unavoidable changes that adversely affect operation of a project.

     Water and sewer bonds are obligations of issuers that derive revenues from user fees from the sale of water and sewerage services. These issuers face problems such as the ability to obtain rate increases, population declines, difficulties in obtaining new fresh water supplies and "no-growth" zoning ordinances. These issuers also face many of the same problems of waste disposal issuers.

     Wholesale electric bonds are obligations of issuers that derive revenues from selling electricity to other utilities. The ability of these issuers to make payments on these bonds depends on factors such as the rates and demand for electric utilities, competition, overhead expenses and government regulation and rate approvals.


     California Risks. Because the Trust invests significantly in California taxable municipal securities, the Portfolio is more susceptible to political, economic, regulatory or other factors affecting issuers of California taxable municipal securities than an investment which does not have a concentration in such issuers. These risks include possible legislative, state constitutional or regulatory amendments that may affect the ability of state and local governments or regional governmental authorities to raise money to pay principal and interest on their municipal securities. Economic, fiscal and budgetary conditions throughout the state may also influence the Trust's performance. California has recently incurred a severe budget deficit. The Sponsor is unable to predict what impact these issues may have on the value of your Units or the bonds included in the Trust.

     California state and local government obligations may be adversely affected by political and economic conditions and developments within the State of California and the nation as a whole. With respect to an investment in the Trust, through popular initiative and legislative activity, the ability of the State of California and its local governments to raise money through property taxes and to increase spending has been the subject of considerable debate and change in recent years. Various State Constitutional amendments, for example, have been adopted which have the effect of limiting property tax and spending increases, while legislation has sometimes added to these limitations and has at other times sought to reduce their impact. It can be expected that similar types of State legislation or Constitutional proposals will continue to be introduced. The impact of future developments in these areas is unclear.

     Fuel and energy prices in the State of California have risen sharply in recent months. Because of capacity constraints in electric generation and transmission, California utilities have been forced to purchase wholesale power at high prices. While the government of California and the Federal Energy Regulatory Commission are considering further actions to deal with the shortcomings in California's energy market, it is not possible to predict what the long-term impact of these developments will be on California's economy. Such fuel and energy issues could have severe adverse effects of the state's economy.

     Although revenue obligations of the State of California or its political subdivisions may be payable from a specific project or source, including lease rentals, there can be no assurance that future economic difficulties and the resulting impact on State and local government finances will not adversely affect the market value of California bonds or the ability of the respective obligors to make timely payments of principal and interest on such obligations.

     The value of California taxable municipal instruments may also be affected by general conditions in the money markets or the municipal bond markets, the levels of federal income tax rates, the credit quality and rating of the issues and perceptions with respect to the level of interest rates.

     There can be no assurance that there will not be a decline in economic conditions or that particular California taxable municipal securities will not be adversely affected by any such changes.

     As of January 2007, outstanding general obligation bonds of the State are rated "A" by Standard and Poor's and "A2" by Moody's.

     Further information concerning California risk factors may be obtained upon request to the Sponsor as described in "Additional Information" appearing in Prospectus Part II.

     Consumer Product and Retail Issuers. Your Trust may invest significantly in companies that manufacture or sell various consumer products. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.

     Financial Services Companies. Your Trust may invest significantly in bonds issued by financial services companies. Any negative impact on this industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of this industry before you invest. Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

     Banks will face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted Gramm-Leach-Bliley financial services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.

     Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the securities markets in general. Adverse changes in the direction of the securities markets, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect such companies.

     Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Already extensively regulated, insurance companies' profits may be adversely affected by increased government regulations or tax law changes.

     Telecommunications Companies. Your Trust may invest significantly in bonds issued by telecommunications companies. These companies are subject to substantial governmental regulation. For example, the United States government and state governments regulate permitted rates of return and the kinds of services that a company may offer. This industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Recent federal legislation governing the United States telecommunications industry remains subject to judicial review and additional interpretation, which may adversely affect the companies whose securities are held by your Trust. Competitive pressures are intense and telecommunications stocks can experience rapid volatility. Certain telecommunications products may become outdated very rapidly. A company's performance can be hurt if the company fails to keep pace with technological advances.

     Several recent high-profile bankruptcies of large telecommunications companies have illustrated the potentially unstable condition of telecommunications companies. High debt loads that were accumulated during the industry growth spurt of the 1990s are catching up to the industry, causing debt and stock prices to trade at distressed levels for many telecommunications companies and increasing the cost of capital for needed additional investment. At the same time, demand for some telecommunications services has fallen sharply, as several key markets have become oversaturated, some local customers have switched to substitute providers and technologies, and corporate profits and the economy generally remain weak. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technologies. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny. Due to these and other factors, the risk level of owning the securities of telecommunications companies has increased substantially and may continue to rise.

     Certain smaller companies in the portfolio may involve greater risk than larger, established issuers. Smaller companies may have limited product lines, markets or financial resources. Their securities may trade in lower volumes than larger companies. As a result, the prices of these securities may fluctuate more than the prices of other issuers.

     More About the Bonds. In addition to describing the purpose of the bonds, other information about the bonds is also listed in the "Portfolio" in Prospectus Part I. This information relates to other characteristics of the bonds. This section briefly describes some of these characteristics.

     Original issue discount bonds were initially issued at a price below their face (or par) value. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and in greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.


     Zero coupon bonds are a type of original issue discount bond. These bonds do not pay any current interest during their life. If an investor owns this type of bond, the investor has the right to receive a final payment of the bond's par value at maturity. The price of these bonds often fluctuates greatly during periods of changing market interest rates compared to bonds that make current interest payments. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.

     "When, as and if issued" bonds are bonds that trade before they are actually issued. This means that the Sponsor can only deliver them to your Trust "when, as and if" the bonds are actually issued. Delivery of these bonds may be delayed or may not occur. Interest on these bonds does not begin accruing to your Trust until the Sponsor delivers the bond to the Trust. You may have to adjust your tax basis if the Sponsor delivers any of these bonds after the expected delivery date. Any adjustment would reflect interest that accrued between the time you purchased your Units and the delivery of the bonds to your Trust. This could lower your first year estimated current return. You may experience gains or losses on these bonds from the time you purchase Units even though your Trust has not yet received them.

     No FDIC Guarantee. An investment in your Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

ESTIMATED CURRENT
AND LONG-TERM RETURNS
--------------------------------------------------------------------------------

     The Estimated Current Returns and the Estimated Long-Term Returns as of the Date of Deposit are set forth on the cover of Prospectus Part I. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of your Trust and with the principal prepayment, redemption, maturity, exchange or sale of bonds. The Public Offering Price will vary with changes in the price of the bonds. Accordingly, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of the bonds and (2) takes into account the expenses and sales charge associated with Units. Since the value and estimated retirements of the bonds and the expenses of your Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

     In order to acquire certain bonds, it may be necessary for the Sponsor or Trustee to pay amounts covering accrued interest on the bonds which exceed the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit. This cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any excess and will be reimbursed when funds become available from interest payments on the related bonds.

PUBLIC OFFERING
--------------------------------------------------------------------------------

     General. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the aggregate offering price of the bonds, the sales charge described below, cash, if any, in the Principal Account and accrued interest, if any. The sales charge for an Intermediate-Term Trust is equal to 3.0% of the public offering price per Unit (3.093% of the aggregate offering price of the bonds), the sales charge for a Laddered Trust is equal to 3.90% of the public offering price per Unit (4.058% of the aggregate offering price of the bonds) and the sales charge for a Long-Term Trust is equal to 4.9% of the public offering price per Unit (5.152% of the aggregate offering price of the bonds). After the initial public offering period, the secondary market public offering price is based on the bid prices of the bonds, the sales charge described below, cash, if any, in the Principal Account and accrued interest, if any. The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased. The minimum purchase in the primary and secondary market is one Unit. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

     The secondary market sales charge is computed as described in the following table based upon the estimated long-term return life ("ELTR Life") of your Trust's portfolio:

             ELTR Life               Sales Charge
          --------------            --------------
               1                         1.010%
               2                         1.523
               3                         2.041
               4                         2.302
               5                         2.564
               6                         2.828
               7                         3.093
               8                         3.627
               9                         4.167
              10                         4.384
              11                         4.603
              12                         4.712
              13                         4.822
              14                         4.932
              15                         5.042
              16                         5.152
              17                         5.263
              18                         5.374
              19                         5.485
              20                         5.597
        21 to 30                         5.708

     The ELTR Life represents the estimated life of the bonds in a Trust's portfolio as determined for purposes of calculating Estimated Long-Term Return. See "Estimated Current and Long-Term Returns". The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the bonds.

     Reducing Your Sales Charge. The Sponsor offers a variety of ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your broker-dealer of your qualification for any discount or of any combined purchases to be eligible for a reduced sales charge.

     Large Quantity Purchases. You can reduce your sales charge by increasing the size of your investment. If you purchase the amount of Units shown in the table below during the initial offering period, your sales charge will be as follows:

                             Sales Reduction per Unit
                        -----------------------------------
Aggregate                Intermediate-Term
Number of                  and Laddered        Long-Term
Units Purchased               Trusts            Trusts
-----------------          ------------      ------------
100-249 Units              $        4.00    $        4.00
250-499 Units                       6.00             6.00
500-999 Units                       9.00            14.00
1,000 or more Units                11.00            19.00


     Except as described below, these quantity discount levels apply only to purchases of a single Trust made by the same person on a single day from a single broker-dealer. We apply these sales charges as a percent of the Public Offering Price per Unit at the time of purchase. We also apply the different purchase levels on a dollar basis using a $1,000 Unit equivalent. For example, if you purchase between $250,000 and $499,999, your sales charge discount per Unit for a Long-Term Trust will be $6.

     Aggregated Purchases--For purposes of achieving these levels you may combine purchases of Units of a Trust offered in this prospectus with purchases of units of any other Van Kampen-sponsored unit investment trust in the initial offering period (including other Trusts offered in this prospectus). In addition, Units purchased in the name of your spouse or children under 21 living in the same household as you will be deemed to be additional purchases by you for the purposes of calculating the applicable quantity discount level. The reduced sales charge levels will also be applicable to a trustee or other fiduciary purchasing Units for your trust estate or fiduciary accounts. To be eligible for aggregation as described in this paragraph, all purchases must be made on the same day through a single broker-dealer or selling agent. You must inform your broker-dealer of any combined purchases before your purchase to be eligible for a reduced sales charge.

     Letter of Intent--For purposes of calculating the reduced sales charge for quantity purchases in the table above, purchasers who have indicated their intent to purchase a specified amount of Units of any Van Kampen Unit Trusts, Taxable Income Series or Van Kampen Unit Trusts, Municipal Series unit investment trust during the initial offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the quantity discount table above based on the amount of intended aggregate purchases as expressed in the letter of intent. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in the Unitholder's letter of intent. Further, through the establishment of the letter of intent, the Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to the Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to the Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If the Unitholder does not pay the additional amount within 20 days after request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of the Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever the Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount.

     Consecutive Series--Purchasers of units of any two consecutive series of a Trust may aggregate purchases of units of such series for purposes of the sales charge reduction for quantity purchases, provided that at the time of the initial purchase of units such purchaser submitted a purchase order for at least 100 units that was partially unfulfilled due to a lack of units of such Trust series available for sale at such time. The sales charge reduction shall be applied to the subsequent purchase of units such that the aggregate sales charge reduction applicable to both purchases will equal the amount described in the quantity discount sales charge table above.

     Fee Accounts. A portion of the sales charge is waived for certain accounts described in this paragraph. Purchases by these accounts are subject only to the portion of the sales charge that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed ("Fee Accounts") if the Units are purchased for a Fee Account and the Trust is subject to a Wrap Fee (i.e. the Trust is "Wrap Fee Eligible"). The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Trust.

     Exchanges. During the initial offering period of a Trust, unitholders of any Van Kampen-sponsored unit investment trust and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of a Trust offered in this prospectus at a reduced sales charge. The reduced sales charge will be equal to the lesser of $35 per Unit or 3.50% of the Public Offering Price per Unit for a Long-Term Trust and will be equal to the lesser of $25 or 2.50% of the Public Offering Price per Unit for an Intermediate-Term or Laddered Trust. In order to be eligible for the sales charge discounts applicable to Unit purchases made with redemption or termination proceeds from other unit investment trusts, the termination or redemption proceeds used to purchase Units of a Trust must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, the discounts will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for these reduced sales charge discounts.

     Employees. Employees, officers and directors (including their spouses and children under 21 living in the same household, and trustees, custodians or fiduciaries for the benefit of such persons (collectively referred to herein as "related purchasers")) of Van Kampen Funds Inc. and its affiliates and, when permitted, Underwriters and their affiliates may purchase Units at the Public Offering Price less the applicable underwriting commission or less the applicable dealer concession in the absence of an underwriting commission. Employees, officers and directors (including related purchasers) of dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession, when permitted.

     Unit Price. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in Prospectus Part I in accordance with fluctuations in the prices of the bonds. The price of Units on the Date of Deposit was determined by adding the applicable sales charge to the aggregate offering price of the bonds and dividing the sum by the number of Units outstanding. This price determination was made on the basis of an evaluation of the bonds prepared by the Evaluator. During the initial offering period, the Evaluator will value the bonds as of the Evaluation Time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of Units accordingly. The "Evaluation Time" is the close of trading on the New York Stock Exchange on each day that the Exchange is open for trading, provided, however, on the Date of Deposit the Evaluation Time will be the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later. The secondary market Public Offering Price per Unit will be equal to the aggregate bid price of the bonds plus the applicable secondary market sales charge and dividing the sum by the number of Units outstanding. For secondary market purposes, this computation will be made by the Evaluator as of the Evaluation Time for each day on which any Unit is tendered for redemption and as necessary. The offering price of bonds may be expected to average approximately 0.35-1% more than the bid price. The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

     The aggregate price of the bonds is determined on the basis of bid prices or offering prices, as is appropriate, (a) on the basis of current market prices obtained from dealers or brokers who customarily deal in bonds comparable to those held by your Trust; (b) if these prices are not available, on the basis of current market prices for comparable bonds; (c) by causing the value of the bonds to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the bonds will generally fluctuate with changes in market interest rates. Unless bonds are in default in payment of principal or interest or in significant risk of default, the Evaluator will not attribute any value to the insurance obtained by your Trust.

     The Evaluator will consider in its evaluation of bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of default (the "Defaulted Bonds") the value of any insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premiums and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of a Portfolio Insurer to meet its commitments under any insurance policy, including commitments to issue Permanent Insurance. No value has been ascribed to insurance obtained by your Trust, if any, as of the date of this prospectus.

     A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

     Accrued Interest. Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although your Trust accrues interest daily. Because of this, your Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling after the First Settlement Date, the proportionate share of accrued interest to the settlement date is added to the Public Offering Price of Units. Unitholders will receive the amount of accrued interest paid on their Units on the next distribution date. In an effort to reduce the accrued interest which would have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the accrued interest added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account after the First Settlement Date. Because of the varying interest payment dates of the bonds, accrued interest at any point in time will be greater than the amount of interest actually received by your Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units.

     Unit Distribution. Units will be distributed to the public by Underwriters, broker-dealers and others at the Public Offering Price, plus accrued interest. The Sponsor intends to qualify Units for sale in a number of states. During the initial offering period, the Sponsor and Underwriters will sell Units to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the concession or agency commission described in the following sections.

     Intermediate-Term Trusts. During the initial offering period, the Sponsor will sell Units of Intermediate-Term Trusts to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the gross concession or agency commission set forth in the following table.

                                            Concession
                                             or Agency
   Transaction Amount                       Commission
-------------------------------------------------------
   Less than 100 Units                            $20
   100 Units - 249 Units                           18
   250 Units - 499 Units                           17
   500 Units - 999 Units                           16
   1,000 Units or more                             13

     Non-Underwriter broker-dealers and other selling agents who purchase an aggregate of 250 or more Units from the Sponsor during the initial offering period will receive a net concession equal to the concession allowed to Underwriters described under "Sponsor and Underwriter Compensation" below. The Sponsor will offer a rebate per Unit equal to the difference between the applicable gross broker-dealer concession and the related Underwriter concession so that the broker-dealer or selling agent receives the appropriate net concession or agency commission. The Sponsor will pay this rebate after the end of the initial offering period.

     For initial offering period transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of a Trust, the regular concession or agency commission allowed by the Sponsor to broker-dealers and other selling agents will equal $17.50 per Unit for an Intermediate-Term Trust.

     Underwriters other than the Sponsor will sell Units to other broker-dealers and selling agents at the Public Offering Price less a concession or agency commission not in excess of the concession allowed to the Underwriter by the Sponsor as described under "Sponsor and Underwriter Compensation" below.

     Laddered Trusts. During the initial offering period, the Sponsor will sell Units of Laddered Trusts to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the gross concession or agency commission set forth in the following table.

                                           Concession
                                            or Agency
   Transaction Amount                      Commission
------------------------------------------------------
   Less than 100 Units                            $25
   100 Units - 249 Units                           25
   250 Units - 499 Units                           24
   500 Units - 999 Units                           22
   1,000 Units or more                             20

     Notwithstanding the preceding table, non-Underwriter broker-dealers and other selling agents that purchase 100 or more Units of a Trust from the Sponsor on the Date of Deposit ("Qualifying Broker-Dealers") will be allowed a concession or agency commission on such Units equal to the regular concession allowed to Underwriters described under "Sponsor and Underwriter Compensation" below. In addition, Qualifying Broker-Dealers will be allowed a concession or agency commission equal to $27 per Unit on subsequent Unit purchases from the Sponsor throughout the remainder of the initial offering period, provided, however, that a Qualifying Broker-Dealer will be allowed a concession or agency commission equal to the concession or agency commission allowed to such firm on the Date of Deposit for subsequent purchases on a single day equal to the lesser of (a) 1,000 Units of a Trust (or all remaining Units if the sponsor has less than 1,000 unsold Units available for sale) or (b) the number of Units of a Trust purchased on the Date of Deposit.

     Non-Underwriter broker-dealers and other selling agents (other than Qualifying Broker-Dealers) who purchase an aggregate of 250 or more Units from the Sponsor during the initial offering period will receive a net concession equal to $27 per Unit. This net concession will be paid by allowing the regular gross concession at the time of purchase and the Sponsor will offer a rebate per Unit equal to the difference between the applicable gross broker-dealer concession and $27 per Unit so that the broker-dealer or selling agent receives the appropriate net concession or agency commission. The Sponsor will pay this rebate after the end of the initial offering period.

     For initial offering period transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of a Laddered Trust, the regular concession or agency commission allowed by the Sponsor to broker-dealers and other selling agents will equal $17.50 per Unit for the Trust.

     Underwriters other than the Sponsor will sell Units to other broker-dealers and selling agents at the Public Offering Price less a concession or agency commission not in excess of the concession allowed to the Underwriter by the Sponsor as described under "Sponsor and Underwriter Compensation" below.

     Long-Term Trusts. During the initial offering period, the Sponsor will sell Units of Long-Term Trusts to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the gross concession or agency commission set forth in the following table.

                                            Concession
                                             or Agency
   Transaction Amount                       Commission
-------------------------------------------------------
   Less than 100 Units                            $30
   100 Units - 249 Units                           33
   250 Units - 499 Units                           32
   500 Units - 999 Units                           25
   1,000 Units or more                             20

     Notwithstanding the preceding table, non-Underwriter broker-dealers and other selling agents that purchase 100 or more Units of a Long-Term Trust from the Sponsor on the Date of Deposit ("Qualifying Broker-Dealers") will be allowed a concession or agency commission on such Units equal to the regular concession allowed to Underwriters described under "Sponsor and Underwriter Compensation" below. In addition, Qualifying Broker-Dealers will be allowed a concession or agency commission equal to $35 per Unit on subsequent Unit purchases from the Sponsor throughout the remainder of the initial offering period, provided, however, that a Qualifying Broker-Dealer will be allowed a concession or agency commission equal to the concession or agency commission allowed to such firm on the Date of Deposit for subsequent purchases on a single day equal to the lesser of (a) 1,000 Units of a Trust (or all remaining Units if the Sponsor has less than 1,000 unsold Units available for sale) or (b) the number of Units of such Trust purchased on the Date of Deposit.

     Non-Underwriter broker-dealers and other selling agents (other than Qualifying Broker-Dealers) who purchase an aggregate of 250 or more Units from the Sponsor during the initial offering period will receive a net concession equal to $35 per Unit. This net concession will be paid by allowing the regular gross concession at the time of purchase and the Sponsor will offer a rebate per Unit equal to the difference between the applicable gross broker-dealer concession and $35 per Unit so that the broker-dealer or selling agent receives the appropriate net concession or agency commission. The Sponsor will pay this rebate after the end of the initial offering period.

     For initial offering period transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of a Trust, the regular concession or agency commission allowed by the Sponsor to broker-dealers and other selling agents will equal $25 per Unit for a Long-Term Trust.

     Underwriters other than the Sponsor will sell Units to other broker-dealers and selling agents at the Public Offering Price less a concession or agency commission not in excess of the concession allowed to the Underwriter by the Sponsor as described under "Sponsor and Underwriter Compensation" below.

     General. The breakpoint concessions or agency commissions above are also applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the distributor. The breakpoints above will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

     In addition to the concession or agency commission and rebates described in the sections above, all broker-dealers and other selling firms (including Underwriters) will be eligible to receive additional compensation based on total initial offering period sales of all eligible Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

                                            Additional
   Initial Offering Period Sales                Volume
   During Quarterly Period                  Concession
-------------------------------------------------------
   $2 million but less than $5 million         0.025%
   $5 million but less than $10 million         0.050
   $10 million but less than $50 million        0.075
   $50 million or more                          0.100

     "Quarterly Period" means the following periods: December - February; March
- May; June - August; and September - November. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of units which are not subject to a transactional sales charge (as defined in applicable prospectuses), however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. Notwithstanding the foregoing, Wachovia Securities, LLC will receive the maximum volume concession set forth in the table above for all eligible unit sales. The Sponsor will pay these amounts out of the transactional sales charge received on units within a reasonable time following each Quarterly Period. For a trust to be eligible for this additional compensation for Quarterly Period sales, the trust's prospectus must include disclosure related to this additional compensation; a trust is not eligible for this additional compensation if the prospectus for such trust does not include disclosure related to this additional compensation.

     Certain commercial banks may be making Units available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Any discount provided to investors will be borne by the selling dealer or agent. For secondary market transactions, the Sponsor will sell Units to broker-dealers and selling agents at the Public Offering Price less a concession or agency commission of 80% of the applicable sales charge. Dealers other than the Sponsor may sell Units in the secondary market to other broker-dealers and selling agents at the Public Offering Price less a concession or agency commission not in excess of the secondary market concession allowed to the dealer. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

     Sponsor and Underwriter Compensation. The Sponsor will sell Units to Underwriters at the regular Public Offering Price per Unit less a gross concession described in the sections below. For a list of the Underwriters that have purchased Units from the Sponsor, see "Underwriting" in Prospectus Part I.

     Intermediate-Term Trusts. The Sponsor will sell Units of Intermediate-Term Trusts to Underwriters at the regular Public Offering Price per Unit less a concession of $22 per Unit underwritten.

     In connection with Underwriter sales of Units which are sold in sufficient size to qualify for quantity discounts, Underwriters are eligible to receive a rebate from the Sponsor. This rebate applies only to Units sold out of the Underwriter's inventory and will equal the amount by which the sum of the related broker-dealer concession and the sales charge discount exceeds the regular Underwriter concession. In addition, if a firm commits to act as an Underwriter for an Intermediate-Term Trust, the concessions or agency commissions allowed will equal the amounts shown above on all Units of such Trust distributed during the initial offering period and purchased directly from the Sponsor rather than the broker-dealer concessions described under "Unit Distribution", provided, however, that an Underwriter will be allowed a concession equal to the Underwriter concession allowed to such firm on the Date of Deposit for subsequent purchases equal to at least 1,000 Units of a Trust (including any additional compensation described in the next paragraph).

     Each Underwriter who underwrites 1,000 or more Units in an Intermediate-Term Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites.

     Laddered Trusts. The Sponsor will sell Units of Laddered Trusts to Underwriters at the regular Public Offering Price per Unit less the concession per Unit underwritten set forth in the following table.

                                          Underwriter
   Units                                   Concession
------------------------------------------------------
   Less than 500 Units                           $27
   500 Units - 999 Units                          28
   1,000 Units - 1,999 Units                      29
   2,000 Units - 2,999 Units                      30
   3,000 Units or more                            31

     In addition, Underwriters of these Trusts will be allowed a concession or agency commission equal to $27 per Unit on subsequent Unit purchases throughout the remainder of the initial offering period rather than the broker-dealer concessions described under "Unit Distribution," provided, however, that an Underwriter will be allowed a concession equal to the Underwriter concession allowed to such firm on the Date of Deposit for subsequent purchases on a single day equal to the lesser of (a) 1,000 Units of a Trust (or all remaining Units if the Sponsor has less than 1,000 unsold Units available for sale) or (b) the number of Units of a Trust purchased on the Date of Deposit.

     In connection with Underwriter sales of Units to non-Underwriter broker-dealers and other selling agents which Units in turn are sold to investors in sufficient size to qualify for quantity discounts, Underwriters are eligible to receive a rebate from the Sponsor. This rebate is intended to reimburse Underwriters for discounts provided to such broker-dealers and agents, and on these transactions will equal the amount by which the sum of the related broker-dealer concession and the sales charge discount exceeds the total Underwriter concession.

     Long-Term Trusts. The Sponsor will sell Units of Long-Term Trusts to Underwriters at the regular Public Offering Price per Unit less the concession per Unit underwritten set forth in the following table.

                                          Underwriter
   Units                                   Concession
------------------------------------------------------
   Less than 500 Units                            $35
   500 Units - 999 Units                           36
   1,000 Units - 1,999 Units                       37
   2,000 Units - 2,999 Units                       38
   3,000 Units or more                             40

     In addition, Underwriters of a Long-Term Trust will be allowed a concession or agency commission equal to $35 per Unit on subsequent Unit purchases throughout the remainder of the initial offering period rather than the broker-dealer concessions described under "Unit Distribution," provided, however, that an Underwriter will be allowed a concession equal to the Underwriter concession allowed to such firm on the Date of Deposit for subsequent purchases on a single day equal to the lesser of (a) 1,000 Units of a Trust (or all remaining Units if the Sponsor has less than 1,000 unsold Units available for sale) or (b) the number of Units of such Trust purchased on the Date of Deposit.

     In connection with Underwriter sales of Units to non-Underwriter broker-dealers and other selling agents which Units in turn are sold to investors in sufficient size to qualify for quantity discounts, Underwriters are eligible to receive a rebate from the Sponsor. This rebate is intended to reimburse Underwriters for discounts provided to such broker-dealers and agents, and on these transactions will equal the amount by which the sum of the related broker-dealer concession and the sales charge discount exceeds the regular Underwriter concession.

     General. The breakpoints listed herein will also be applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the Underwriter. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

     In addition, the Sponsor and certain Underwriters will realize a profit or loss, as a result of the difference between the price paid for the bonds by the Sponsor and the cost of the bonds to a Trust. See "Portfolio" and "Notes to Portfolio" in Prospectus Part I. The Sponsor and the Underwriters may also realize profits or losses with respect to bonds which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates from which the bonds were acquired. Underwriters may further realize profit or loss during the initial offering period as a result of possible fluctuations in the market value of the bonds since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter. In addition to any other benefits Underwriters may realize from the sale of Units, the Sponsor will share on a pro rata basis among senior Underwriters (those who underwrite at least 250 Units) 50% of any gain (less deductions for accrued interest and certain costs) represented by the difference between the cost of the bonds to the Sponsor and the evaluation of the bonds on the Date of Deposit. The Sponsor and certain of the other Underwriters will also realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold in connection with maintaining a secondary market for Units and will also realize profits or losses resulting from a redemption of repurchased Units at a price above or below the purchase price.

     We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of the Trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Trust and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

     Market for Units. Although not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for Units and offer to purchase Units at prices, subject to change at any time, based upon the aggregate bid prices of the bonds plus accrued interest and any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of your Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at these prices. If a market is not maintained and the Unitholder cannot find another purchaser, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in any price in excess of the Redemption Price and, if so, the amount thereof. The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which the Units would otherwise have been redeemed by the Trustee.

FEE ACCOUNTS
--------------------------------------------------------------------------------

     As described above, Units may be available for purchase by investors in Fee Accounts where the Portfolio is Wrap Fee Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. For these purchases you generally only pay the portion of the sales charge that is retained by your Trust's Sponsor, Van Kampen Funds Inc. You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

RIGHTS OF UNITHOLDERS
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     Distributions of Interest and Principal. Interest received by a Trust, pro rated on an annual basis, will be distributed monthly unless a Unitholder elects to receive semi-annual distributions. The amount and time of the first distribution is described under "Summary of Essential Financial Information" in Prospectus Part I. The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders who purchase Units in the secondary market will receive distributions in accordance with the election of the prior owner. Unitholders may change their distribution plan by indicating the change on a card which may be obtained from the Trustee and return the card to the Trustee with their certificates and other documentation required by the Trustee. Certificates should be sent by registered or certified mail to avoid their being lost or stolen. If the card and certificate are properly presented to the Trustee, the change will become effective on the first day after the next semi-annual record date and will remain effective until changed.

     Interest received by a Trust, including that part of the proceeds of any disposition of bonds which represents accrued interest, is credited by the Trustee to the Interest Account. Other receipts are credited to the Principal Account. After deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date, interest received will be distributed on each distribution date to Unitholders of record as of the preceding record date. All distributions will be net of estimated expenses. Funds in the Principal Account will be distributed on each semi-annual distribution date to Unitholders of record as of the preceding semi-annual record date. The Trustee is not required to pay interest on funds held in the Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of these funds) nor to make a distribution from the Principal Account unless the amount available for distribution therein shall equal at least $1.00 per Unit. However, should the amount available for distribution in the Principal Account equal or exceed $10.00 per Unit, the Trustee will make a special distribution from the Principal Account on the next monthly distribution date to Unitholders of record on the related monthly record date.

     Because interest payments are not received by a Trust at a constant rate throughout the year, interest distributions may be more or less than the amount credited to the Interest Account as of the record date. For the purpose of minimizing fluctuations in interest distributions, the Trustee is authorized to advance amounts necessary to provide interest distributions of approximately equal amounts. The Trustee is reimbursed for these advances from funds in the Interest Account on the next record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase, under the applicable plan of distribution.

     Reinvestment Option. Unitholders may elect to have distributions on their Units automatically reinvested in shares of certain Van Kampen mutual funds which are registered in the Unitholder's state of residence (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives that differ from those of your Trust. The prospectus relating to each Reinvestment Fund describes its investment policies and the procedures to follow to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from Van Kampen Funds Inc.

     After becoming a participant in a reinvestment plan, each Trust distribution will automatically be applied on the applicable distribution date to purchase shares of the applicable Reinvestment Fund at a net asset value computed on such date. Unitholders with an existing Planned Reinvestment Option
(PRO) Program account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new PRO account which allows purchases of Reinvestment Fund shares at net asset value. Confirmations of all reinvestments will be mailed to the Unitholder by the Reinvestment Fund. A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing at least five days before the next distribution date. Each Reinvestment Fund, its sponsor and investment adviser have the right to terminate its reinvestment plan at any time. Each reinvestment plan is subject to availability or limitation by each broker-dealer or selling firm. Broker-dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information.

     Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, at Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, such as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Redemption of Units cannot occur until certificates representing the Units or satisfactory indemnity have been received by the Trustee. No later than seven calendar days following satisfactory tender, the Unitholder will receive an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of the tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on days of trading on the New York Stock Exchange, the date of tender is the next day on which that Exchange is open and the Units will be deemed to have been tendered to the Trustee on that day for redemption at the Redemption Price. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

     Under Internal Revenue Service regulations, the Trustee is required to withhold a specified percentage of a Unit redemption if the Trustee has not received the Unitholder's tax identification number as required by such regulations. Any amount withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, the Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding".

     The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the bonds as of the Evaluation Time on days of trading on the New York Stock Exchange on the date any such determination is made. The Evaluator determines the Redemption Price per Unit on days Units are tendered for redemption. The Redemption Price per Unit is the pro rata share of each Unit on the basis of (i) the cash on hand in a Trust or moneys in the process of being collected, (ii) the value of the bonds based on the bid prices of the bonds, except for cases in which the value of insurance has been included, (iii) accrued interest, less (a) amounts representing taxes or other governmental charges and (b) the accrued Trust expenses. The Evaluator may determine the value of the bonds by employing any of the methods set forth in "Public Offering--Unit Price". In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance maintained on the bonds in a Trust unless the bonds are in default in payment of principal or interest or in significant risk of default. For a description of the situations in which the Evaluator may value the insurance obtained by a Trust, see "Public Offering--Unit Price". Accrued interest paid on redemption shall be withdrawn from the Interest Account or, if the balance therein is insufficient, from the Principal Account. All other amounts will be withdrawn from the Principal Account. Units so redeemed shall be cancelled.

     The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the bonds represented by the Units redeemed. The Trustee may sell bonds to cover redemptions. When bonds are sold, the size and diversity of your Trust will be reduced. Sales may be required at a time when bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

     The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the bonds is not reasonably practicable, or for other periods as the SEC may by order permit. Under certain extreme circumstances the Sponsor may apply to the SEC for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

     Exchange Option. When you redeem Units of your Trust or when your Trust terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to dis-cuss tax consequences. We may discontinue this option at any time.

     Units. Ownership of Units is evidenced in book entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation and surrender of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, or certificate transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guaranty program accepted by the Trustee. The Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof. Although no such charge is now made, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

     Reports Provided. Unitholders will receive a statement of interest and other receipts received for each distribution. For as long as the Sponsor deems it to be in the best interest of Unitholders, the accounts of your Trust will be audited annually by independent registered public accounting firm and the report of the accountants will be furnished to Unitholders upon request. Within a reasonable period of time after the end of each year, the Trustee will furnish to each person who was a registered Unitholder during that year a statement describing the interest and principal received on the bonds, actual Trust distributions, Trust expenses, a list of the bonds and other Trust information. Unitholders will be furnished the Evaluator's evaluations of the bonds upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial adviser or the Trustee. The Sponsor does not have access to individual account information.

INSURANCE ON THE BONDS
IN AN INSURED TRUST
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     Insurance has been obtained guaranteeing prompt payment of interest and principal, when due, in respect of the bonds in an Insured Trust. An insurance policy obtained by an Insured Trust is non-cancelable and will continue in force so long as the Trust is in existence, the respective Portfolio Insurer is still in business and the bonds described in the policy continue to be held by the Trust. Any portfolio insurance premium for an Insured Trust is paid by the Trust on a monthly basis. The premium for any Preinsured Bond insurance has been paid by the issuer, by a prior owner of the bonds or the Sponsor and any policy is non-cancelable and will continue in force so long as the bonds so insured are outstanding and the Preinsured Bond Insurer remains in business. The Portfolio Insurers and the Preinsured Bond Insurers are described in "Portfolio" for each Insured Trust and the notes thereto in Prospectus Part I. More detailed information regarding insurance on the bonds and the Preinsured Bond and Portfolio Insurers is included in the Information Supplement. See "Additional Information".

     The portfolio insurance obtained by an Insured Trust guarantees the timely payment of principal and interest on the bonds when they fall due. For this purpose, "when due" generally means the stated maturity date for the payment of principal and interest. However, in the event (a) an issuer defaults in the payment of principal or interest, (b) an issuer enters into a bankruptcy proceeding or (c) the maturity of the bond is accelerated, the affected Portfolio Insurer has the option to pay the outstanding principal amount of the bond plus accrued interest to the date of payment and thereby retire the bond from an Insured Trust prior to the bond's stated maturity date. The insurance does not guarantee the market value of the bonds or the value of the Units. The Trustee, upon the sale of a bond covered under a portfolio insurance policy has the right to obtain permanent insurance with respect to the bond (i.e., insurance to maturity of the bond regardless of the identity of the holder) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and expenses from the proceeds of the sale of the bond. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon exercise an Insured Trust would receive net proceeds in excess of the sale proceeds if the bonds were sold on an uninsured basis.

     Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of insurance. The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

TRUST ADMINISTRATION
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     Sponsor. Van Kampen Funds Inc. is the Sponsor of your Trust. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that administers more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $111 billion under management or supervision as of September 30, 2006. Van Kampen Investments has more than 50 open-end funds, more than 30 closed-end funds and more than 2,700 unit investment trusts that are distributed by authorized dealers nationwide. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley, a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services. Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities, investment banking, research and analysis, financing and financial advisory services. The Sponsor's principal office is located at 1221 Avenue of the Americas, New York, New York 10020. As of October 31, 2006, the total stockholders' equity of Van Kampen Funds Inc. was $289,633,091 (unaudited).

     Van Kampen Funds Inc. and your Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust. The Information Supplement contains additional information about the Sponsor. If we fail to or cannot perform our duties under the trust agreement or become bankrupt, the Trustee may appoint a new sponsor, continue to operate your Trust without a sponsor, or terminate your Trust and distribute the liquidation proceeds.

     Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, telephone (800) 221-7668. If you have questions regarding your account or your Portfolio, please contact the Trustee at its principal unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

     Portfolio Administration. Your Trust is not a managed fund and, except as provided in the Trust Agreement, bonds generally will not be sold or replaced. The Sponsor may, however, direct that bonds be sold in certain limited situations to protect your Trust based on advice from the Supervisor. These situations may include default in interest or principal payments on the bonds or other obligations of an issuer, an advanced refunding or institution of certain legal proceedings. In addition, the Trustee may sell bonds designated by the Supervisor for purposes of redeeming Units or payment of expenses. The Supervisor will consider a variety of factors in designating bonds to be sold including interest rates, market value and marketability. Except in limited circumstances, the Trustee must reject any offer by an issuer to issue bonds in exchange or substitution for the bonds (such as a refunding or refinancing plan). The Trustee will promptly notify Unitholders of any exchange or substitution. The Information Supplement contains a more detailed description of circumstances in which bonds may be sold or replaced. See "Additional Information".

   If a Trust is structured as a "regulated investment company" for federal tax purposes, the Sponsor may direct the reinvestment of proceeds of the sale of bonds if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the bonds detrimental to the Trust. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that such a Trust continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Trust.

     Replacement Bonds. No assurance can be given that a Trust will retain its present size or composition because bonds may be sold, redeemed or mature from time to time and the proceeds will be distributed to Unitholders and will not be reinvested. In the event of a failure to deliver any bond that has been purchased under a contract ("Failed Bonds"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other bonds ("Replacement Bonds") to make up the original portfolio of a Trust. Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must
(i) be long-term or intermediate term, as applicable, bonds, debentures, notes or other straight debt obligations (whether secured or unsecured and whether senior or subordinated) without equity or other conversion features, with fixed maturity dates substantially the same as those of the Failed Bonds having no warrants or subscription privileges attached; (ii) be payable in United States currency; (iii) not be when, as and if issued obligations or restricted securities; (iv) be issued after July 18, 1984 if the interest is United States source income; (v) be issued or guaranteed by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law) or guaranteed, directly or indirectly, by means of a lease agreement, agreement to buy securities, services or products, or other similar commitment of the credit of such an issuer to the payment of the substitute bonds; (vi) maintain the Standard & Poor's AAA rating for an Insured Trust; and (vii) be eligible for (and when acquired be insured under) the insurance obtained by an Insured Trust. The Trustee shall notify all Unitholders of a Trust within five days after the acquisition of a Replacement Bond and shall make a pro rata distribution of the amount, if any, by which the cost of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. If Failed Bonds are not replaced, the Sponsor will refund the sales charge attributable to the Failed Bonds to all Unitholders of a Trust and distribute the principal and accrued interest (at the coupon rate of the Failed Bonds to the date of removal from the Trust) attributable to the Failed Bonds within 30 days after removal. If Failed Bonds are not replaced, the Estimated Net Annual Interest Income per Unit would be reduced and the Estimated Current Return and Estimated Long-Term Return might be lowered. Unitholders may not be able to reinvest their proceeds in other securities at a yield equal to or in excess of the yield of the Failed Bonds.

     Amendment of Trust Agreement. The Sponsor and the Trustee may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or to permit the acquisition of bonds in addition to or in substitution for any of the bonds initially deposited in a Trust, except for the substitution of certain refunding bonds. The Trustee will notify Unitholders of any amendment.

     Termination of Trust Agreement. A Trust will terminate upon the redemption, sale or other disposition of the last bond held in the Trust. A Trust may also be terminated at any time by consent of Unitholders of 51% of the Units then outstanding or by the Trustee when the value of the Trust is less than 20% of the original principal amount of bonds. A Trust will be liquidated by the Trustee in the event that a sufficient number of Units of the Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. The Trustee will notify each Unitholder of any termination within a reasonable time and will then liquidate any remaining bonds. The sale of bonds upon termination may result in a lower amount than might otherwise be realized if the sale was not required at that time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of bonds per Unit or value at the time of purchase. The Trustee will distribute to each Unitholder his share of the balance of the Interest and Principal Accounts after deduction of costs, expenses or indemnities. The Unitholder will receive a final distribution statement with this distribution. When the Trustee in its sole discretion determines that any amounts held in reserve are no longer necessary, it will distribute these amounts to Unitholders. The Information Supplement contains further information regarding termination of a Trust. See "Additional Information".

     Limitation on Liabilities. The Sponsor, Supervisor, Evaluator and Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the bonds. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or governmental charges imposed on the bonds, on it as Trustee under the Trust Agreement or on a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee and Sponsor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment.

FEDERAL TAX STATUS
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     This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

     Trust Status. The Trust intends to qualify as a "regulated investment company" under the federal tax laws. If the Trust qualifies as a regulated investment company and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

     Distributions. After the end of each year, you will receive a tax statement that separates your Trust's distributions into three categories, exempt-interest dividends, ordinary income distributions and capital gains dividends. Exempt-interest dividends generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however, may be taken into account in determining your alternative minimum tax and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). Ordinary income distributions are generally taxed at your ordinary tax rate. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your shares. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your Trust is not affected by whether you reinvest your distributions in additional shares or receive them in cash. The income from your Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

     Dividends Received Deduction. A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to dividends received from the Trust because the dividends received deduction is generally not available for distributions from regulated investment companies.

     Sale or Redemption of Units. If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units. Further, if you hold your Units for six months or less, any loss incurred by you related to the disposition of such a Unit will be disallowed to the extent of the exempt-interest dividends you received.

     Capital Gains and Losses. If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years beginning before January 1, 2011. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your Trust and sell your Unit at a loss after holding it for six months or less, the loss will be disallowed to the extent of the exempt-interest dividends you received. To the extent, if any, it is not disallowed, it will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

     Exchanges. If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

     Deductibility of Trust Expenses. Expenses incurred and deducted by your Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Further, because the Trust pays exempt-interest dividends, which are treated as exempt interest for federal income tax purposes, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your Units.

EXPENSES
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     General. The Trustee will periodically deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trusts. The Trustee also may withdraw from these Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trusts. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts. All costs and expenses incurred in creating and establishing the Trusts, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial evaluation fees and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Trusts.

     Sponsor, Supervisor, Evaluator and Trustee. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee indicated under "Summary of Essential Financial Information" in Prospectus Part I for providing bookkeeping and administrative services and for providing portfolio supervisory services for the Trusts. These fees may exceed the actual costs of providing these services for a Trust but the total amount received for providing these services to all Van Kampen unit investment trusts will not exceed the total cost of providing the services in any calendar year. The Evaluator will receive the annual evaluation fee indicated under "Summary of Essential Financial Information" in Prospectus Part I for evaluating each Trust's portfolio. For its services the Trustee will receive the fee indicated under "Summary of Essential Financial Information" in Prospectus Part I (which may be reduced as described therein). Part of the Trustee's compensation for its services is expected to result from the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions since these Accounts are non-interest bearing to Unitholders. These fees are based on the outstanding principal amount of bonds and Units on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.

     Insurance. Premiums for any portfolio insurance are obligations of an Insured Trust and are payable monthly by the Trustee on behalf of the Trust. As bonds covered by a portfolio insurance policy in an Insured Trust are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those bonds. If the Trustee exercises the right to obtain permanent insurance, the premiums payable for such permanent insurance will be paid solely from the proceeds of the sale of the related bonds.

     Miscellaneous Expenses. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services, (b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Trusts without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the bonds in a Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trusts and (h) costs incurred to reimburse the Trustee for advancing funds to the Trusts to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates). Each Trust will pay the costs associated with updating its registration statement each year. The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio of the applicable Trust. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell bonds to pay such amounts.

ADDITIONAL INFORMATION
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     This prospectus does not contain all the information set forth in the registration statement filed by your Trust with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the bonds in your Trust, investment risks and general information about the Trust. Information about your Trust (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-551-8090. Reports and other information about your Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549.

OTHER MATTERS
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     Legal Matters. The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Dorsey & Whitney LLP has acted as counsel to the Trustee.

     Independent Registered Public Accounting Firm. The statement of condition and the related portfolio at the Date of Deposit included in Prospectus Part I have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in Prospectus Part I, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.




  o Contents of Prospectus Part II
    The Trusts......................................A-2
    Estimated Current and Long-Term Returns.........A-8
    Public Offering.................................A-9
    Fee Accounts...................................A-17
    Rights of Unitholders..........................A-17
    Insurance on the Bonds in an Insured Trust.....A-20
    Trust Administration...........................A-20
    Federal Tax Status.............................A-23
    Expenses.......................................A-24
    Additional Information.........................A-25
    Other Matters..................................A-25


  o Daily Prices
    (1)  Call our 24-Hour Pricing Line
         (800) 953-6785
    (1) Visit our Unit Trust Internet Pricing Page http://www.vankampen.com

  o Account Questions
    (1)  Contact the Trustee
         (800) 221-7668

  o Learning More About Unit Trusts
    (1)  Contact Van Kampen
         (630) 684-6000
    (1) Visit our Unit Trust Internet Product Page http://www.vankampen.com

  o Additional Information
    You may obtain an Information Supplement that provides more details about your trust and its policies.
    (1) Visit the SEC Internet Site
         http://www.sec.gov
    (1)  Contact the Trustee
         (800) 221-7668




                                                                       TISPRO106

                               Prospectus Part II



                                January 11, 2007



                             Van Kampen Unit Trusts,
                            Taxable Income Series 106


                              Van Kampen Funds Inc.




Van Kampen
Investments



                             Information Supplement


Van Kampen Unit Trusts, Taxable Income Series 106


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   This Information Supplement provides additional information concerning the risks and operations of the Trusts which is not described in the Prospectus for the Trusts. This Information Supplement should be read in conjunction with the Prospectus. This Information Supplement is not a prospectus (but is incorporated into the Prospectus by reference), does not include all of the information that an investor should consider before investing in a Trust and may not be used to offer or sell Units without the Prospectus. Copies of the Prospectus can be obtained by contacting the Sponsor's unit investment trust division at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of Prospectus Part I and all capitalized terms have been defined in the Prospectus.

                                Table of Contents

                                                            Page


   Risk Factors...........................................    2
   Insurance on the Bonds in an Insured Trust.............   12
   Portfolio Administration...............................   19
   Sponsor Information....................................   20
   Trustee Information....................................   20
   Taxation...............................................   21
   Termination of the Trust Agreement.....................   22
   Description of Ratings.................................   23
   Estimated Cash Flows to Unitholders....................   26





Van Kampen
Investments



                                  Risk Factors

   The Trusts include certain types of bonds described below. Accordingly, an investment in a Trust should be made with an understanding of the characteristics of and risks associated with such bonds. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the bonds.

    Consumer Product and Retail Issuers. The Trust may invest significantly in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

   Financial Services Companies. The Trust may invest in issuers within the bank and financial services sector in general.

   Banks and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Banks had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided as a result of increasing interest rates and other factors, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks because they generally have a portion of their assets invested in loans secured by real estate. Banks and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

   The statutory requirements applicable to and regulatory supervision of banks and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. The recently enacted Gramm-Leach-Bliley financial-services overhaul legislation will allow banks, securities firms and insurance companies to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the bonds in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability, as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers. Among other benefits, such legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. Neither the Sponsor nor any Underwriter makes any prediction as to what, if any, manner of bank regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

   The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

   The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. Neither the Sponsor nor any Underwriter makes any prediction as to the effect, if any, such laws will have on the bonds or whether such approvals, if necessary, will be obtained.

   Companies engaged in the investment management industry are subject to the adverse effects of economic recession, volatile interest rates, and competition from new entrants in their fields of business. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in the investment management industry are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

   In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as:

     o the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition;

     o the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow;

     o the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices;

     o the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings;

     o the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions;

     o the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; and

     o the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

   The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

   All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

    Telecommunications Issuers. Because your Trust may be concentrated in bonds issued by telecommunications companies, the value of the Units may be susceptible to factors affecting the telecommunications industry. The telecommunications industry is subject to governmental regulation, and the products and services of telecommunications companies may be subject to rapid obsolescence. These factors could affect the value of Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. Certain types of companies represented in a portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

    Several recent high-profile bankruptcies of large telecommunications companies have illustrated the potentially unstable condition of telecommunications companies. High debt loads that were accumulated during the industry growth spurt of the 1990s are catching up to the industry, causing debt and stock prices to trade at distressed levels for many telecommunications companies and increasing the cost of capital for needed additional investment. At the same time, demand for some telecommunications services has fallen sharply, as several key markets have become oversaturated, some local customers have switched to substitute providers and technologies, and corporate profits and the economy generally remain weak. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technologies. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny. Due to these and other factors, the risk level of owning the securities of telecommunications companies has increased substantially and may continue to rise.

    While a portfolio may concentrate on the securities of established suppliers of traditional telecommunication products and services, a Trust may also invest in bonds of smaller telecommunications companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such smaller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.

    In addition, recent federal legislation governing the United States telecommunications industry remains subject to judicial review and additional interpretation, which may adversely affect the companies whose securities are held by a Trust.

    Taxable Municipal Issues. Certain bonds in a Trust may consist of taxable obligations of municipal issuers. Obligations of municipal issuers can be either general obligations of a government entity that are backed by the taxing power of such entity or revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes.

     General obligation bonds are backed by the general taxing power of the issuer. The issuer secures these bonds by pledging its faith, credit and unlimited taxing power for the payment of principal and interest.

     Revenue bonds are payable only from the revenue of a specific project or authority. They are not supported by the issuer's general power to levy taxes. The risk of default in payment of interest or principal increases if the income of the related project falters because that income is the only source of payment. All of the following bonds are revenue bonds.

     Airport bonds are obligations of issuers that own and operate airports. The ability of the issuer to make payments on these bonds primarily depends on the ability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, some airlines may have difficulty meeting these obligations.

     Bond banks are vehicles that pool various municipal obligations into larger offerings. This reduces the cost of borrowing for the municipalities. The types of financing projects that these obligations support vary.

     Certificates of participation are generally a type of municipal lease obligation. Lease payments of a governmental entity secure payments on these bonds. These payments depend on the governmental entity budgeting appropriations for the lease payments. A governmental body cannot obligate future governments to appropriate for or make lease payments, but governments typically promise to take action necessary to include lease payments in their budgets. If a government fails to budget for or make lease payments, sufficient funds may not exist to pay interest or principal on these bonds.

     Health care bonds are obligations of issuers that derive revenue from hospitals and hospital systems. The ability of these issuers to make payments on bonds depends on factors such as facility occupancy levels, demand for services, competition resulting from hospital mergers and affiliations, the need to reduce costs, government regulation, costs of malpractice insurance and claims, and government financial assistance (such as Medicare and Medicaid).

     Higher education bonds are obligations of issuers that operate universities and colleges. These issuers derive revenues from tuition, dormitories, grants and endowments. These issuers face problems related to declines in the number of college-age individuals, possible inability to raise tuitions and fees, uncertainty of continued federal grants, state funding or donations, and government legislation or regulation.

     Industrial revenue bonds finance the cost of acquiring, building or improving industrial projects. Private corporations usually operate these projects. The ability of the issuer to make payments on these bonds depends on factors such as the creditworthiness of the corporation operating the project, revenues generated by the project, expenses of the project and environmental or other regulatory restrictions.

     Multi-family housing bonds are obligations of issuers that derive revenues from mortgage loans on multiple family residences, retirement housing or housing projects for low to moderate-income families. These bonds are generally pre-payable at any time. It is likely that their life will be less than their stated maturity. The ability of these issuers to make payments on bonds depends on such factors as rental income, occupancy levels, operating expenses, mortgage default rates, taxes, government regulations and appropriation of subsidies.

     Other care bonds include obligations of issuers that derive revenue from mental health facilities, nursing homes and intermediate care facilities. These bonds are similar to health care bonds and the issuers face the same general risks.

     Public building bonds finance the cost of acquiring, leasing, building or improving public buildings such as offices, recreation facilities, convention centers, police stations, correctional institutions and parking garages. The ability of the issuers to make payments on these bonds depends on factors such as the government budgeting sufficient funds to make lease or mortgage payments on the facility, user fees or rents, costs of maintenance and decreases in use of the facility.

     Public education bonds are obligations of issuers that operate primary and secondary schools. The ability of these issuers to make payments on these bonds depends primarily on ad valorem taxes. These issuers may also face problems related to litigation contesting state constitutionality of public education financing.

     Retail electric/gas/telephone bonds are obligations of issuers that derive revenues from the retail sale of utilities to customers. The ability of these issuers to make payments on these bonds depends on factors such as the rates and demand for these utilities, competition, government regulation and rate approvals, overhead expenses and the cost of fuels.

     Single family housing bonds are obligations of issuers that derive revenues from mortgage loans on single family residences. Single family residences generally include one to four-family dwellings. These bonds are similar to multi-family housing bonds and the issuers face the same general risks.

     Tax district bonds are obligations secured by a pledge of taxing power by a municipality, such as tax increment financing or tax allocation bonds. These bonds are similar to general obligation bonds. Unlike general obligation bonds, however, the municipality does not pledge its unlimited taxing power to pay these bonds. Instead, the municipality pledges revenues from a specific tax to pay these bonds. If the tax cannot support payment of interest and principal, a municipality may need to raise the related tax to pay these bonds. An inability to raise the tax could have an adverse affect on these bonds.

     Transportation bonds are obligations of issuers that own and operate public transit systems, ports, highways, turnpikes, bridges and other transportation systems. The ability of these issuers to make payments on these bonds depends on variations in use, the degree of government subsidization, competition from other forms of transportation and increased costs. Port authorities derive revenues primarily from fees imposed on ships using the port facilities. These fees can fluctuate depending on the local economy and competition from air, rail and truck transportation. Increased fuel costs, alternative transportation modes and competition from toll-free bridges and roads will impact revenues of issuers that operate bridges, roads or tunnels.

     Waste disposal bonds are obligations of issuers that derive revenues from resource recovery facilities. These facilities process solid waste, generate steam and convert steam to electricity. These issuers face problems such as costs and delays due to environmental concerns, effects of conservation and recycling, destruction or condemnation of a project, void or unenforceable contracts, changes in the economic availability of raw materials, operating supplies or facilities, and other unavoidable changes that adversely affect operation of a project.

     Water and sewer bonds are obligations of issuers that derive revenues from user fees from the sale of water and sewerage services. These issuers face problems such as the ability to obtain rate increases, population declines, difficulties in obtaining new fresh water supplies and "no-growth" zoning ordinances. These issuers also face many of the same problems of waste disposal issuers.

     Wholesale electric bonds are obligations of issuers that derive revenues from selling electricity to other utilities. The ability of these issuers to make payments on these bonds depends on factors such as the rates and demand for electric utilities, competition, overhead expenses and government regulation and rate approvals.


   California Bonds. The Trust invests significantly in California taxable municipal securities. The Trust is more susceptible to political, economic, regulatory of other factors affecting issuers of California securities than a trust that does not have a concentration in such issues.

   Economic Outlook. The real estate market was an important engine of economic growth in 2005 for both the nation and California. In California, jobs closely related to the real estate market, namely construction and financial activities, accounted for about 32% of jobs created in 2005. Low mortgage interest rates fueled growth in the real estate sector. By the fall of 2005, however, home sales were beginning to slow and inventory was growing. By January 2006, residential real estate sales in California dropped by 9.5%, below the rate for January 2005. Home prices began to level off as the year ended, but the January 2006 median price was still 13.0% above the level of January 2005.

   Personal income growth in California has been more robust than that of payroll employment. Personal income for Californians was 6.0% higher in the third quarter of 2005 as compared to the third quarter of 2004, although lower than the 6.6% growth rate in 2004. Total employment is growing at a faster pace than payroll employment in California industries, thus boosting personal income growth. More workers are earning their income as contractors, self-employed or small business owners. State personal income tax collections through January 2006 are up 12.6% from last year, due in part to the resurgence in capital gains from the real estate market and the stock market. Because taxes on personal income are progressive, that is, the rate of taxation increases as taxable income increases, income gains by high-income taxpayers result in greater amounts collected in taxes.

   The State experienced healthy increases in general revenues, primarily personal income, corporate, and sales tax revenues, and stabilized its expenses. As a result, for the first time in the past four fiscal years, State revenues exceeded expenses and transfers for governmental activities. Total revenues for the State's business-type activities also exceeded expenses for the year. Therefore, net assets for the 2004-05 fiscal year for both governmental and business-type activities increased by 10.3% over last year.

   Net Assets. The primary government's net assets as of June 30, 2005, were $44.2 billion. After the total net assets are reduced by $80.4 billion for investment in capital assets (net of related debt) and by $14.9 billion for restricted net assets, the resulting unrestricted net assets were a negative $51.1 billion. Restricted net assets are dedicated for specified uses and are not available to fund current activities. More than half of the negative $51.1 billion consists of $29.7 billion in outstanding bonded debt issued to build capital assets for school districts and other local governmental entities. The bonded debt reduces the unrestricted net assets; however, local governments, instead of the State, record the capital assets that would offset this reduction.

   Changes in Net Assets. The primary government's total net assets increased by $4.1 billion (10.3%) during the year ended June 30, 2005. Net assets of governmental activities increased by $2.5 billion (7.9%), while net assets of business-type activities increased by $1.6 billion (19.8%).

   The California economy picked up speed in fiscal year 2004-05 and by the end of the fiscal year had regained all of the jobs lost since the 2001 recession. From June 2004 to June 2005, non-farm payroll employment added 243,900 jobs, representing an annual growth rate of 1.7%, more than twice as fast as in the previous fiscal year. Income growth was also strong, getting a significant boost from both job growth and capital gains. Despite short-term interest rate increases from the Federal Open Market Committee, mortgage rates remained low and the real estate market continued its upsurge. Home sales and prices reached record levels, and residential construction activity was strong. While professional and business services added more jobs (55,900) than any other single sector, construction gained a reported 54,500 jobs. Together, construction and financial activities provided 32.8% of the job growth in the fiscal year.

   The U.S. economy continued its expansion in 2005. Gross Domestic Product
(GDP) growth for the year averaged 3.5%. In August and September of 2005 the Gulf Coast of the U.S. was hit by two major hurricanes that significantly damaged the lives and property of people in that region. Oil and gas facilities were extensively damaged, significantly raising energy prices. Many feared that the nation would fall into recession. However, the economy continued to grow in the wake of the hurricanes. GDP grew 4.1% in the third quarter before slowing to 1.6% in the fourth quarter of 2005. This slowing was at least partially due to the storms. The hurricanes slowed exports and accelerated imports, as the nation replaced lost capacity at home with petroleum products and other goods from abroad.

   Payroll employment growth in calendar year 2005 was approximately 1.5% for the nation and 2.0% for California. The nation added almost 2.1 million jobs and California added approximately 287,000 jobs. By the end of December 2005, the unemployment rate in California had dropped to 5.1%, compared to 5.9% in December of 2004. The national unemployment rate in December 2005 was 4.9%. In January 2006 payroll employment in the nation grew by 193,000 jobs and in California by 18,300 jobs. The unemployment rate dropped to 4.7% in the nation and 4.9% in California. This was the lowest unemployment rate in California since March 2001. Jobs in construction, which was the leading source of employment gains for California in the prior 12 months, showed a decline in January.

   Infrastructure Planning. Recent disastrous flooding in the southern United States has heightened awareness of the urgent need to shore up the State's Central Valley levee system. Much of the existing levee system needs substantial rehabilitation. The State Department of Water Resources has estimated a cost of $1.0 to $1.5 billion for restoring the Central Valley flood control system's aging levees to the level of protection for which they were originally designed. In the future, the State will likely incur much higher costs to adequately protect the Valley's expanding urban regions. The Governor has proposed a Strategic Growth Plan that looks to invest more than $222 billion in infrastructure over a 10-year period. Five areas targeted for investment are transportation and air quality, education, flood control and water supply, public safety, and court and other public service projects. Although the creation of an infrastructure bond plan has been discussed, no specific plan has been finalized.

   Budget Outlook. The 2005 Budget Act was enacted on July 11, 2005, and authorizes total spending of $117.4 billion: $90.0 billion from the General Fund, $23.4 billion from special funds, and $4.0 billion from bond funds. Total General Fund resources and expenditures in this Budget are projected to be $92.0 billion and $90.0 billion, respectively. The Budget contains a $3.0 billion increase for education (kindergarten through 12th grade and community college funding), prepays a $1.2 billion loan due to local governments in 2006-07, and reflects program savings of approximately $4.1 billion.

   The Governor's Budget for the 2006-07 fiscal year, released on January 10, 2006, seeks total spending of $125.6 billion: $97.9 billion from the General Fund, $25.0 billion from special funds, and $2.7 billion from bond funds. Total General Fund resources, including transfers, are projected to be $98.6 billion, while expenditures are estimated at $97.9 billion. The proposed 2006-07 General Fund expenditures represent a $7.6 billion increase over the 2005-06 enacted budget amounts. The Governor's Budget also calls for the prepayment of $920 million of the $1.4 billion owed to transportation funds in 2007-08. For the first time, as required by Proposition 58, approved by California voters in March 2004, a transfer of $920 million will be made to the newly created Budget Stabilization Account. Half of the transfer to the Account serves to retire $460 million in deficit financing bonds, and the remainder stays in the Account as a reserve. The Legislative Analyst's Office (LAO), California's nonpartisan fiscal and policy advisor, notes that the Governor's Budget would leave the State with major structural budget shortfalls and a large amount of other outstanding financial obligations. The LAO also recommends that the legislature reduce ongoing spending increases proposed in the Governor's Budget and use one-time, stronger than normal revenues to pay down more of the outstanding budgetary debt, or hold some of these revenues in reserve.

   Debt Management Plan. As part of the Strategic Debt Management Plan adopted in the 2001-02 fiscal year, the State deferred, for up to four years, the initial principal payments on new and refunding general obligation bonds issued through June 30, 2004. Some of these deferred initial principal payments became due during the year ended June 30, 2005. Also, the initial principal payment became due this year for the Federal Highway Grant Anticipation Revenue Vehicles (GARVEE bonds) issued last year.

   Debt Administration. At June 30, 2005, the primary government had total bonded debt outstanding of $78.6 billion. Of this amount, $47.6 billion (60.6%) represents general obligation bonds, which are backed by the full faith and credit of the State. Included in the $47.6 billion of general obligation bonds is $10.9 billion of economic recovery bonds that are secured by a pledge of revenues derived from dedicated sales and use taxes. The current portion of general obligation bonds outstanding is $1.8 billion and the long-term portion is $45.8 billion. The remaining $31.0 billion (39.4%) of bonded debt outstanding represents revenue bonds, which are secured solely by specified revenue sources. The current portion of revenue bonds outstanding is $1.0 billion and the long-term portion is $30.0 billion.

   The primary government's total long-term obligations increased during the year ended June 30, 2005. The main reason for the increase was the issuance of $3.1 billion in general obligation bonds and $2.1 billion in revenue bonds. However, the increase due to bond issuances was offset by an increase in general obligation and revenue bond retirement payments made during the year.

   Budgetary Control. The State's annual budget is prepared primarily on a modified accrual basis for governmental funds. The Governor recommends a budget for approval by the legislature each year. This recommended budget includes estimated revenues; however, revenues are not included in the annual budget bill adopted by the legislature. Under State law, the State cannot adopt a spending plan that exceeds estimated revenues. Under the State Constitution, money may be drawn from the treasury only through a legal appropriation. The appropriations contained in the Budget Act, as approved by the legislature and signed by the Governor, are the primary sources of annual expenditure authorizations and establish the legal level of control at the appropriation level for the annual operating budget. The budget can be amended throughout the year by special legislative action, budget revisions by the Department of Finance, or executive orders of the Governor.

   Appropriations are generally available for expenditure or encumbrance either in the year appropriated or for a period of three years if the legislation does not specify a period of availability. At the end of the availability period, the encumbering authority for the unencumbered balance lapses. Some appropriations continue indefinitely, while others are available until fully spent. Generally, encumbrances must be liquidated within two years from the end of the period when the appropriation is available. If the encumbrances are not liquidated within this additional two-year period, the spending authority for these encumbrances lapses. State agencies are responsible for exercising basic budgetary control and ensuring that appropriations are not overspent. The State Controller's Office is responsible for overall appropriation control and does not allow expenditures in excess of authorized appropriations. Financial activities are mainly controlled at the appropriation level but can vary, depending on the presentation and wording contained in the Budget Act. Certain items that are established at the category, program, component, or element level can be adjusted by the Department of Finance. For example, an appropriation for support may have detail accounts for personal services, operating expenses and equipment, and reimbursements. The Department of Finance can authorize adjustments between the detail accounts but cannot increase the amount of the overall support appropriation. While the financial activities are controlled at various levels, the legal level of budgetary control, or the extent to which management may amend the budget without seeking approval of the governing body, has been established in the Budget Act at the appropriation level for the annual operating budget.

   Cash Management. Cash temporarily idle during the year is invested in the Pooled Money Investment Account (PMIA). Investment of PMIA moneys is restricted by law to the following categories: U.S. government securities, securities of federally sponsored agencies, domestic corporate bonds, bank notes, interest-bearing time deposits in California banks and savings and loan associations, prime commercial paper, repurchase and reverse repurchase agreements, security loans, bankers' acceptances, negotiable certificates of deposit, and loans to various bond funds. The average daily investment balance for the year ended June 30, 2005, amounted to $53.9 billion, with an average effective yield of 2.26%, compared to $54.6 billion and 1.53% for the year ended June 30, 2004. The total earnings of the PMIA for the year ended June 30, 2005, amounted to $1.2 billion, which was distributed as follows: $233 million to the General Fund, $547 million to special funds, $431 million to local governments, $1.8 million to CalPERS, and $1.1 million to CalSTRS. The State's cash management program for the General Fund regularly issues short-term obligations to meet cash flow needs. The State issues revenue anticipation notes (RANs) to partially fund timing differences between revenues and expenditures. A significant portion of the General Fund revenues are received in the second half of the fiscal year, while disbursements are paid more evenly throughout the fiscal year. If additional external cash flow borrowing is required, the State issues revenue anticipation warrants (RAWs).

   Risk Management. The primary government has elected, with a few exceptions, to be self-insured against loss or liability and generally does not maintain reserves. Losses are covered by appropriations in the year in which the payment occurs. The discounted liability for unpaid self-insured workers' compensation losses is estimated to be $2.8 billion as of June 30, 2005.

   Proposed Budget 2006-2007. The Governor released his proposed budget on January 10, 2006. The 2006-07 proposed spending plan totals $125.6 billion. This spending plan represents estimated General Fund expenditures of $97.9 billion, special fund expenditures of $25.0 billion, and bond fund expenditures of $2.7 billion. Proposed General Fund expenditures are 8.4% higher than the $90 billion expenditures estimated for the 2005-06 fiscal year. The Governor's budget projects to end the 2006-07 fiscal year with a $613 million reserve, including $460 million in the Budget Stabilization Account. Proposition 58, passed by California's voters in November 2004, requires that, beginning in the 2006-07 fiscal year, the State transfer into the Budget Stabilization Account by September 30 of each year a specified portion of estimated general fund revenues until the account balance reaches $8 billion or 5% of the estimated General Fund revenues, whichever is greater. In the 2006-07 Overview of the Governor's Budget, the Legislative Analyst's Office, California's nonpartisan fiscal and policy advisor, expresses concerns about using unexpected revenue increases from volatile revenue sources - such as business profits and capital gains - to increase spending instead of paying down outstanding obligations such as past borrowings from schools, local governments, and transportation. Given the continuing structural budget shortfall (when annual expenses exceed annual revenues) and an estimated $1.0 billion of potential unbudgeted costs, the Legislative Analyst cautions the legislature about taking on new and ongoing program commitments at this time.

   Ratings. As of January 2007, all outstanding general obligation bonds of the State of California are rated A+ by Standard & Poor's Ratings Services and A1 by Moody's Investors Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

   Local Issuances. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State of California, and there is no obligation on the part of the State to make payment on such local obligations in the event of default.

   The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds contained in the Trust and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the State and various agencies and political subdivisions thereof. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds contained in the Trust, the market value or marketability of such bonds or the ability of the respective issuers of such bonds acquired by the Trust to pay interest on or principal of such bonds.

   The Trust is susceptible to political, economic or regulatory factors affecting issuers of California taxable municipal obligations. These include the possible adverse effects of certain California constitutional amendments, legislative measures, voter initiatives and other matters that are described. The information provided above is only a brief summary of the complex factors affecting the financial situation in California and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in California or contained in official statements for various California municipal obligations.


    Zero Coupon Bonds. Certain of the bonds in a Trust may be "zero coupon" bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such income on the bond at a rate as high as the implicit yield on the discount bond, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

                   Insurance on the Bonds in an Insured Trust

   Insurance has been obtained by each Insured Trust, by the issuer of bonds in each Insured Trust, by a prior owner of such bonds, or by the Sponsor prior the deposit of such bonds guaranteeing prompt payment of interest and principal, when due, in respect of the bonds in such Insured Trust. See "The Trusts--Objective and Bond Selection" in the prospectus. Each insurance policy obtained by an Insured Trust, is non-cancelable and will continue in force so long as such Insured Trust is in existence, the respective Portfolio Insurer is still in business and the bonds described in such policy continue to be held by such Insured Trust (see "Portfolio" for the Trust in the Prospectus Part I). Non-payment of premiums on a policy obtained by an Insured Trust will not result in the cancellation of insurance but will force the insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from such Insured Trust. Premium rates for each issue of bonds protected by the policy obtained by an Insured Trust are fixed for the life of an Insured Trust. The premium for any insurance policy or policies obtained by an issuer of bonds has been paid by such issuer, and any such policy or policies are non-cancelable and will continue in force so long as the bonds so insured are outstanding and the Portfolio Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.

    The aforementioned Trust insurance guarantees the timely payment of principal and interest on the bonds as they fall due. For the purposes of the Portfolio Insurance, "when due" generally means the stated maturity date for the payment of principal and interest. However, in the event (a) an issuer of a bond defaults in the payment of principal or interest on such bond, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such bond is accelerated, the Portfolio Insurer involved has the option, in its sole discretion, for a limited period of time after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such bond plus accrued interest to the date of such payment and thereby retire the bond from an Insured Trust prior to such bond's stated maturity date. The insurance does not guarantee the market value of the bonds or the value of the Units. Insurance obtained by an Insured Trust is only effective as to bonds owned by and held in such Insured Trust. In the event of a sale of any such bond by the Trustee, such insurance terminates as to such bond on the date of sale.

    Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of a bond covered under a portfolio insurance policy obtained by an Insured Trust, has the right to obtain permanent insurance with respect to such bond (i.e., insurance to maturity of the bonds regardless of the identity of the holder thereof) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such bond. Accordingly, any bond in an Insured Trust is eligible to be sold on an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise an Insured Trust would receive net proceeds (sale of bond proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such bonds were sold on an uninsured basis.The insurance premium with respect to each bond eligible for Permanent Insurance would be determined based upon the insurability of each bond as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each bond.

    The Sponsor believes that the Permanent Insurance option provides an advantage to an Insured Trust in that each bond insured by an Insured Trust insurance policy may be sold out of the Insured Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the bond so sold (which is not the case in connection with any value attributable to such Insured Trust's portfolio insurance). See "Public Offering--Offering Price" in the Prospectus
Part II. Because any such insurance value may be realized in the market value of the bond upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event an Insured Trust were to be comprised of a substantial percentage of bonds in default or significant risk of default, it is much less likely that the Insured Trust would need at some point in time to seek a suspension of redemptions of Units than if the Insured Trust were to have no such option (see "Rights of Unitholders--Redemption of Units" in the Prospectus Part II) and (b) at the time of termination of an Insured Trust, if the Insured Trust were holding defaulted bonds or bonds in significant risk of default, the Insured Trust would not need to hold such bonds until their respective maturities in order to realize the benefits of the Insured Trust's portfolio insurance. (See "Trust Administration--Termination of Trust Agreement" in the Prospectus Part II.)

    Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the bonds covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be equal to the difference between (i) the market value of a bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such bond not covered by Permanent Insurance. See "Public Offering--Offering Price" in the Prospectus Part II for a more complete description of an Insured Trust's method of valuing defaulted bonds which have a significant risk of default.

   Ambac Assurance Corporation ("Ambac Assurance"). Effective July 14, 1997, AMBAC Indemnity Corporation changed its name to Ambac Assurance Corporation. The Insurance Policy of Ambac Assurance obtained by an Insured Trust is noncancelable and will continue in force for so long as the bonds described in the Insurance Policy are held by an Insured Trust. A monthly premium is paid by an Insured Trust for the Insurance Policy obtained by it. The Trustee will pay, when due, successively, the full amount of each installment of the insurance premium. Pursuant to a binding agreement with Ambac Assurance, in the event of a sale of a bond covered by the Ambac Assurance Insurance Policy, the Trustee has the right to obtain permanent insurance for such bond upon payment of a single predetermined premium from the proceeds of the sale of such bond.

   Under the terms of the Insurance Policy, Ambac Assurance agrees to pay to the Trustee that portion of the principal of and interest on the bonds insured by Ambac Assurance which shall become due for payment but shall be unpaid by reason of nonpayment by the issuer of the bonds. The term "due for payment" means, when referring to the principal of a bond so insured, its stated maturity date or the date on which it shall have been called for mandatory sinking fund redemption and does not refer to any earlier date on which payment is due by reason of call for redemption (other than by mandatory sinking fund redemption), acceleration or other advancement of maturity and means, when referring to interest on a bond, the stated date for payment of interest.

   Ambac Assurance will make payment to the Trustee not later than thirty days after notice from the Trustee is received by Ambac Assurance that a nonpayment of principal or of interest on a bond has occurred, but not earlier that the date on which the bonds are due for payment. Ambac Assurance will disburse to the Trustee the face amount of principal and interest which is then due for payment but is unpaid by reason of nonpayment by the issuer in exchange for delivery of bonds, not less in face amount than the amount of the payment in bearer form, free and clear of all liens and encumbrances and uncancelled. In cases where bonds are issuable only in a form whereby principal is payable to registered holders or their assigns, Ambac Assurance shall pay principal only upon presentation and surrender of the unpaid bonds uncancelled and free of any adverse claim, together with an instrument of assignment in satisfactory form, so as to permit ownership of such bonds to be registered in the name of Ambac Assurance or its nominee. In cases where bonds are issuable only in a form whereby interest is payable to registered holders or their assigns, Ambac Assurance shall pay interest only upon presentation of proof that the claimant is the person entitled to the payment of interest of the bonds and delivery of an instrument of assignment, in satisfactory form, transferring to Ambac Assurance all right under such bonds to receive the interest of which the insurance payment was made.

   Ambac Assurance Corporation ("Ambac Assurance") is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia, the Territory of Guam and the Commonwealth of Puerto Rico and the U.S. Virgin Islands, with admitted assets of approximately $8,142,000,000 (unaudited) and statutory capital of approximately $4,824,000,000 (unaudited) as of June 30, 2004. Statutory capital consists of Ambac Assurance's policyholder's surplus and statutory contingency reserve. Standard & Poor's Credit Market Services, a Division of The McGraw-Hill Companies, Moody's Investors Service and Fitch Ratings have each assigned a triple-A financial strength rating to Ambac Assurance.

   The parent company of Ambac Assurance, Ambac Financial Group, Inc. (the "Company"), is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information can be read and copied at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC, including the Company. These reports, proxy statements and other information can be read at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York, 10005.

   Copies of Ambac Assurance's financial statements prepared in accordance with statutory accounting standards are available from Ambac Assurance. The address of Ambac Assurance's administrative offices and its telephone number are One State Street Plaza, 19th Floor, New York, New York, 10004 and (212) 668-0340.

   The information relating to Ambac Assurance contained above has been furnished by Ambac Assurance. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   MBIA Insurance Corporation. MBIA Insurance Corporation ("MBIA Corporation" or "MBIA") is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company (the "Company"). The Company is not obligated to pay the debts of or claims against MBIA Corporation. MBIA Corporation is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all fifty states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. MBIA has three branches, one in the Republic of France, one in the Republic of Singapore and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rate and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by MBIA, changes in control and transactions among affiliates. Additionally, MBIA is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.

   As of December 31, 2003, MBIA had admitted assets of $9.9 billion (audited), total liabilities of $6.2 billion (audited), and total capital and surplus of $3.7 billion (audited), determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of September 30, 2004, MBIA had admitted assets of $10.4 billion (unaudited), total liabilities of $6.7 billion (unaudited), and total capital and surplus of $3.7 billion (unaudited), determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

   Moody's Investors Service, Inc. rates the financial strength of MBIA "Aaa." Standard & Poor's, division of The McGraw-Hill Companies, Inc., rates the financial strength of MBIA "AAA". Fitch Ratings rates the financial strength of MBIA "AAA".

   The information relating to MBIA and its affiliates contained above has been furnished by MBIA. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   Financial Guaranty Insurance Company. Financial Guaranty Insurance Company, a New York stock insurance corporation ("Financial Guaranty"), is a direct, wholly-owned subsidiary of FGIC Corporation, a Delaware corporation, and provides financial guaranty insurance for public finance and structured finance obligations. Financial Guaranty is licensed to engage in financial guaranty insurance in all 50 states, the District of Columbia and the Commonwealth of Puerto Rico and, through a branch, in the United Kingdom.

   On December 18, 2003, an investor group consisting of The PMI Group, Inc. ("PMI"), affiliates of The Blackstone Group L.P. ("Blackstone"), affiliates of The Cypress Group L.L.C. ("Cypress") and affiliates of CIVC Partners L.P. ("CIVC") acquired FGIC Corporation (the "FGIC Acquisition") from a subsidiary of General Electric Cap[ital Corporation ("GE Capital"). PMI, Blackstone, Cypress and CIVC acquired approximately 42%, 23%, 23% and 7%, respectively, of FGIC Corporation's common stock. FGIC Corporation paid GE Capital approximately $284.3 million in pre-closing dividends from the proceeds of dividends it, in turn, had received from Financial Guaranty, and GE Capital retained approximately $234.6 million in liquidation preference of FGIC Corporation's convertible participating preferred stock and approximately 5% of FGIC Corporation's common stock. Neither FGIC Corporation nor any of its shareholders is obligated to pay any debts of Financial Guaranty or any claims under any insurance policy issued by Financial Guaranty.

   Financial Guaranty is subject to the insurance laws and regulations of the State of New York, where it is domiciled, including Article 69 of the New York Insurance Law ("Article 69"), a comprehensive financial guaranty insurance statue. Financial Guaranty is also subject to the insurance laws and regulations of all other jurisdictions in which it is licensed to transact insurance business. The insurance laws and regulations, as well as the level of supervisory authority that may be exercised by the various insurance regulators, vary by jurisdiction, but generally require insurance companies to maintain minimum standards of business conduct and solvency, to meet certain financial tests, to comply with requirements concerning permitted investments and the use of policy forms and premium rates and to file quarterly and annual financial statements on the basis of statutory accounting principles ("SAP") and other reports. In addition, Article 69, among other things, limits the business of each financial guaranty insurer, including Financial Guaranty, to financial guaranty insurance and certain related lines.

   For the nine months ended September 30, 2004, and the years ended December 31, 2003 and December 31, 2002, Financial Guaranty had written directly or assumed through reinsurance, guaranties of approximately $43.5 billion, $42.4 billion and $47.9 billion par value of securities, respectively (of which approximately 57%, 79% and 80%, respectively, constituted guaranties of municipal bonds), for which it had collected gross premiums of approximately $250.7 million, $260.3 million and $232.6 million, respectively. For the nine months ended September 30, 2004, Financial Guaranty had reinsured, through facultative arrangements, approximately 0.1% of the risks it had written.

   As of September 30, 2004, Financial Guaranty had net admitted assets of approximately $3.015 billion, total liabilities of approximately $1.877 billion, and total capital and policyholders' surplus of approximately $1.138 billion, determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

   Financial Guaranty prepares quarterly and annual financials statements on the basis of generally accepted accounting principles ("GAAP"). Copies of Financial Guaranty's most recent GAAP and SAP financial statements are available upon request to: Financial Guaranty Insurance Company, 125 Park Avenue, New York, NY 10017, Attention: Corporate Communications Department. Financial Guaranty's telephone number is (212) 312-3000.

   The financial strength of Financial Guaranty is rated "AAA" by Standards & Poor's, a Division of The McGraw-Hill Companies, Inc., "Aaa" by Moody's Investors Service and "AAA" by Fitch Ratings.

   The information relating to Financial Guaranty and its affiliates contained above has been furnished by Financial Guaranty. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   Financial Security Assurance Inc. Financial Security Assurance Inc. ("Financial Security") is a is a New York domiciled financial guaranty insurance company and a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"). Holdings is an indirect subsidiary of Dexia, S.A., a publicly held Belgian corporation, and of Dexia Credit Local, a direct wholly-owned subsidiary of Dexia, S.A. Dexia S.A., through its bank subsidiaries, is primarily engaged in the business of public finance, banking and asset management in France, Belgium and other European countries. No shareholder of Holdings or Financial Security is liable for the obligations of Financial Security.

   At September 30, 2004, Financial Security's total policyholders' surplus and contingency reserves were approximately $2,255,933,000 and its total unearned premium reserve was approximately $1,561,771,000 in accordance with statutory accounting practices. At September 30, 2004, Financial Security's total shareholder's equity was approximately $2,612,989,000 and its total net unearned premium reserve was approximately $1,286,985,000 in accordance with generally accepted accounting principles.

   The information relating to Financial Security and its affiliates contained above has been furnished by Financial Services. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   XL Capital Assurance Inc. ("XLCA") is a monoline financial guaranty insurance company incorporated under the laws of the State of New York. XLCA is currently licensed to do insurance business in, and is subject to the insurance regulation and supervision by, the State of New York, forty-six other states, the District of Columbia, Puerto Rico and Singapore. XLCA has license applications pending, or intends to file an application, in each of those states in which it is not currently licensed.

   XLCA is an indirect wholly owned subsidiary of XL Capital Ltd, a Cayman Islands corporation ("XL Capital Ltd"). Through its subsidiaries, XL Capital Ltd is a leading provider of insurance and reinsurance coverages and financial products to industrial, commercial and professional service firms, insurance companies and other enterprises on a worldwide basis. The common stock of XL Capital Ltd is publicly traded in the United States and listed on the New York Stock Exchange (NYSE: XL). XL Capital Ltd is not obligated to pay the debts of or claims against XLCA.

   XLCA was formerly known as The London Assurance of America Inc. ("London"), which was incorporated on July 25, 1991 under the laws of the State of New York. On February 22, 2001, XL Reinsurance America Inc. ("XL Re") acquired 100% of the stock of London. XL Re merged its former financial guaranty subsidiary, known as XL Capital Assurance Inc. (formed September 13, 1999) with and into London, with London as the surviving entity. London immediately changed its name to XL Capital Assurance Inc. All previous business of London was 100% reinsured to Royal Indemnity Company, the previous owner at the time of acquisition.

   XLCA has entered into a facultative quota share reinsurance agreement with XL Financial Assurance Ltd ("XLFA"), an insurance company organized under the laws of Bermuda, and an affiliate of XLCA. Pursuant to this reinsurance agreement, XLCA expects to cede up to 90% of its business to XLFA. XLCA may also cede reinsurance to third parties on a transaction-specific basis, which cessions may be any or a combination of quota share, first loss or excess of loss. Such reinsurance is used by XLCA as a risk management device and to comply with statutory and rating agency requirements and does not alter or XLCA's obligations under any financial guaranty insurance policy. With respect to any transaction insured by XLCA, the percentage of risk ceded to XLFA may be less than 90% depending on certain factors including, without limitation, whether XLCA has obtained third party reinsurance covering the risk. As a result, there can be no assurance as to the percentage reinsured by XLFA of any given financial guaranty insurance policy issued by XLCA, including the Certificate Insurance Policy.

   Based on the audited financials of XLFA, as of December 31, 2003, XLFA had total assets, liabilities, redeemable preferred shares and shareholders' equity of $831,762,000, $401,123,000, $39,000,000 and $391,639,000, respectively, determined in accordance with generally accepted accounting principles in the United States. XLFA's insurance financial strength is rated "Aaa" by Moody's and "AAA" by S&P and Fitch Inc. In addition, XLFA has obtained a financial enhancement rating of "AAA" from S&P.

   The obligations of XLFA to XLCA under the reinsurance agreement described above are unconditionally guaranteed by XL Insurance (Bermuda) Ltd ("XLI"), a Bermuda company and one of the world's leading excess commercial insurers. XLI is a wholly owned indirect subsidiary of XL Capital Ltd. In addition to A.M. Best's rating of "A+" (Negative Outlook), XLI's insurance financial strength rating is "Aa2" by Moody's, "AA-" by Standard & Poor's and "AA" by Fitch.

   XLCA's insurance financial strength is rated "Aaa" by Moody's and "AAA" by Standard & Poor's and Fitch, Inc. ("Fitch"). In addition, XLCA has obtained a financial enhancement rating of "AAA" from Standard & Poor's. These ratings reflect Moody's, Standard & Poor's and Fitch's current assessment of XLCA's creditworthiness and claims-paying ability as well as the reinsurance arrangement with XLFA described above.

   Based on the audited statutory financial statements for XLCA as of December 31, 2002 filed with the State of New York Insurance Department, XLCA has total admitted assets of $180,993,189, total liabilities of $58,685,217 and total capital and surplus of $122,307,972 determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities ("SAP"). Based on the audited statutory financial statements for XLCA as of December 31, 2003 filed with the State of New York Insurance Department, XLCA has total admitted assets of $329,701,823, total liabilities of $121,635,535 and total capital and surplus of $208,066,288 determined in accordance with SAP.

   XLCA is regulated by the Superintendent of Insurance of the State of New York. In addition, XLCA is subject to regulation by the insurance laws and regulations of the other jurisdictions in which it is licensed. As a financial guaranty insurance company licensed in the State of New York, XLCA is subject to
Article 69 of the New York Insurance Law, which, among other things, limits the business of each insurer to financial guaranty insurance and related lines, prescribes minimum standards of solvency, including minimum capital requirements, establishes contingency, loss and unearned premium reserve requirements, requires the maintenance of minimum surplus to policyholders and limits the aggregate amount of insurance which may be written and the maximum size of any single risk exposure which may be assumed. XLCA is also required to file detailed annual financial statements with the New York Insurance Department and similar supervisory agencies in each of the other jurisdictions in which it is licensed.

   The extent of state insurance regulation and supervision varies by jurisdiction, but New York and most other jurisdictions have laws and regulations prescribing permitted investments and governing the payment of dividends, transactions with affiliates, mergers, consolidations, acquisitions or sales of assets and incurrence of liabilities for borrowings.

   The information relating to XLCA and its affiliates contained above has been furnished by XLCA. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information subsequent to the date hereof.

   CDC IXIS Financial Guaranty North America, Inc. ("CFIGNA") is a monoline financial guaranty insurance company incorporated under the laws of the State of New York, with its principal place of business in New York City.

   The claims-paying ability (also referred to as its financial strength) of CIFGNA is rated "AAA" by Fitch, "Aaa" by Moody's, and "AAA" by Standard and Poor's, the highest rating assigned by each such rating agency. Each rating of CIFGNA should be evaluated independently. The ratings reflect the respective rating agency's current assessment of the creditworthiness of CIFGNA and its ability to pay claims on its policies of insurance based upon, among other factors, the adequacy of the net worth maintenance and reinsurance agreements provided by CIFGNA described below. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency. The above ratings are not recommendations to buy, sell or hold CIFGNA insured bonds, and such ratings may be subject to revision or withdrawal at any time by the Rating Agencies. Any downward revision or withdrawal of any of the above ratings may have an adverse effect on the market price of the CIFGNA insured bonds. CIFGNA does not guarantee the market price of bonds nor does it guaranty that the ratings on bonds will not be revised or withdrawn.

   CIFGNA is licensed and subject to regulation as a financial guaranty insurance corporation under the laws of the State of New York, its state of domicile, and is licensed to do business in over 40 jurisdictions. CIFGNA is subject to Article 69 of the New York Insurance Law which, among other things, limits the business of such insurers to financial guaranty insurance and related lines, requires that each such insurer maintain a minimum surplus to policyholders, establishes contingency, loss and unearned premium reserve requirements for each such insurer, and limits the size of individual transactions ("single risks") and the volume of transactions ("aggregate risks") that may be underwritten by such insurers. Other provisions of the New York Insurance Law applicable to non-life insurance companies such as CIFGNA regulate, among other things, permitted investments, payment of dividends, transactions with affiliates, mergers, consolidations, acquisitions or sales of assets and incurrence of liabilities for borrowings. CIFGNA is required to file quarterly and annual statutory financial statements with the New York State Insurance Department ("NYSID") and is subject to statutory restrictions concerning the types and quality of its investments and the filing and use of policy forms and premium rates. Additionally, CIFGNA's accounts and operations are subject to periodic examination by the NYSID.

   THE INSURANCE PROVIDED BY CIFGNA IS NOT COVERED BY THE PROPERTY/CASUALTY INSURANCE SECURITY FUND SPECIFIED BY THE INSURANCE LAWS OF THE STATE OF NEW YORK.

   In addition to its capital and surplus as set forth below, CIFGNA is supported by a net worth maintenance agreement from its indirect parent, CDC IXIS Financial Guaranty, a French reinsurance corporation ("CIFG"). The net worth maintenance agreement provides that CIFG will maintain CIFGNA's U.S. statutory capital and surplus at no less than $80 million. In addition, through a facultative reinsurance agreement, CIFGNA may cede up to 90% of its exposure on each transaction to CIFG; however, the facultative reinsurance agreement does not require that CIFG reinsure its exposure under any transaction. CIFG's claims-paying ability is rated "Aaa" by Moodys, "AAA" by Standard & Poor's and "AAA" by Fitch, the highest rating assigned by each such Rating Agency. Notwithstanding these net worth maintenance and reinsurance agreements, the holders of bonds insured by CIFGNA will have direct recourse against CIFGNA only, and neither CIFG nor any other affiliate of CIFGNA will be directly liable to the holders of such bonds.

   The following table sets forth the capitalization of CIFGNA as of September 30, 2004, on the basis of accounting principles prescribed or permitted by the NYSID (in thousands):

           Common capital stock                              $ 19,700
           Gross paid in and contributed surplus              110,925
           Unassigned funds (retained deficit)                (37,406)
                                                            ---------
           Surplus as regards policyholders                  $ 93,219
                                                            =========

   Audited financial statements of CIFGNA as of December 31, 2003, prepared in accordance with statutory accounting principles applicable to insurance companies, may be obtained by writing to CIFGNA at 825 Third Avenue, 6th Floor, New York, New York 10022, Attention: Finance Department. The toll-free telephone number of CIFGNA is (866) CIFG 212.

   The extent of state insurance regulation and supervision varies by jurisdiction, but New York and most other jurisdictions have laws and regulations prescribing permitted investments and governing the payment of dividends, transactions with affiliates, mergers, consolidations, acquisitions or sales of assets and incurrence of liabilities for borrowings.

   In the event of nonpayment of interest or principal, when due, in respect of a bond, a Portfolio Insurer shall make such payment after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof. All policies issued by the Portfolio Insurers and the Preinsured Bond Insurers are substantially identical insofar as obligations to an Insured Trust are concerned.

   The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

                            Portfolio Administration

    The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the bonds designated by the Supervisor as the Trustee in its sole discretion may deem necessary. The Supervisor, in designating such bonds, will consider a variety of factors, including (a) interest rates, (b) market value and (c) marketability. To the extent that bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said bonds, if any, the overall quality of the bonds remaining in a Trust's portfolio will tend to diminish. The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of bonds in the event of an advanced refunding.

    The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the bonds to issue new bonds in exchange or substitution for any bond pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such bond or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such bond in the reasonably foreseeable future. Any bond so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying bonds, the Trustee is required to give notice thereof to each Unitholder, identifying the bonds eliminated and the bonds substituted therefor. Except as stated herein and under "Trust Administration--Replacement Bonds" in the Prospectus Part II regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by a Trust of any bonds other than the bonds initially deposited is not permitted.

    If any default in the payment of principal or interest on any bond occurs and no provision for payment is made therefor either pursuant to the portfolio insurance, or otherwise, within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Bond and not be liable for any depreciation or loss thereby incurred.

                               Sponsor Information

     Van Kampen Funds Inc. is the Sponsor of the Trusts. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that administers more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $111 billion under management or supervision as of September 30, 2006. Van Kampen Investments has more than 50 open-end funds, more than 30 closed-end funds and more than 2,700 unit investment trusts that are distributed by authorized dealers nationwide. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley, a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services. Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities, investment banking, research and analysis, financing and financial advisory services. The Sponsor's principal office is located at 1221 Avenue of the Americas, New York, New York 10020. As of October 31, 2006, the total stockholders' equity of Van Kampen Funds Inc. was $289,633,091 (unaudited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

     Van Kampen Funds Inc. and your Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust.

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

                               Trustee Information

   The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, telephone (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of bonds for the portfolios of any of the Trusts. In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trusts. Such records shall include the name and address of, and the certificates issued by the Trusts to, every Unitholder of the Trusts. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the bonds held in the Trusts.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and bonds of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

                                    Taxation

   The prospectus contains a discussion of certain U.S. federal income tax issues concerning your Trust and the purchase, ownership and disposition of Trust Units. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of Trust Units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

   The federal income tax summary below and in the prospectus is based in part on the advice of counsel to your Trust. The Internal Revenue Service could disagree with any conclusions set forth in these discussions. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be held by your Trust. This may not be sufficient for prospective investors to use for the purpose of avoiding penalties under federal tax law.

   Your Trust intends (i) to elect and (ii) to qualify annually as a regulated investment company under the Code and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its Unitholders.

   To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, your Trust must, among other things,
(a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from certain publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year,
(i) at least 50% of the market value of the Trust's assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the Trust's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the Trust controls and are engaged in the same, similar or related trades or businesses, or the securities of certain publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income each taxable year.

   As a regulated investment company, your Trust generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes to Unitholders. Your Trust intends to distribute to its Unitholders, at least annually, substantially all of its investment company taxable income and net capital gain. If your Trust retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, your Trust distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed during those years. To prevent application of the excise tax, your Trust intends to make its distributions in accordance with the calendar year distribution requirement. Further, if your Trust retains any net capital gain, the Trust may designate the retained amount as undistributed capital gains in a notice to Unitholders who, if subject to federal income tax on long-term capital gains (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the Trust against their federal income tax liabilities if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by your Trust in October, November or December with a record date in such a month and paid by your Trust during January of the following calendar year. These distributions will be taxable to Unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

   If your Trust failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Trust would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its Unitholders) and all distributions out of earnings and profits would be taxed to Unitholders as ordinary dividend income.

                       Termination of the Trust Agreement

    A Trust may be terminated at any time by consent of Unitholders representing 51% of the Units of the Trust then outstanding or by the Trustee when the value of the Trust, as shown by any semi-annual evaluation, is less than 20% of the original principal amount of bonds.

    A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of the Trust would be reduced to less than 40% of the initial principal amount of the Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser.

    The Trust Agreement provides that a Trust shall terminate upon the redemption, sale or other disposition of the last bond held in the Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of a Long-Term Trust and at the end of the calender year prior to the twentieth anniversary of its execution in the case of an Intermediate-Term Trust. In the event of termination of a Trust, written notice thereof will be sent by the Trustee to each Unitholder at his address appearing on the registration books of the Trust maintained by the Trustee, such notice specifying the time or times at which the Unitholder may surrender his certificate or certificates for cancellation. Within a reasonable time thereafter the Trustee shall liquidate any bonds then held in a Trust and shall deduct from the funds of the Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of bonds in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of bonds represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholders shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

                             Description of Ratings

   Standard & Poor's, A Division of the McGraw-Hill Companies. A Standard & Poor's long-term debt obligation credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific debt obligation. This opinion of creditworthiness may take into consideration the creditworthiness of guarantors, insurers or other forms of credit enhancement on the obligation.

   The long-term debt obligation credit ratings are not a recommendation to purchase, sell or hold the debt obligation, inasmuch as they do not comment as to market price or suitablility for a particular investor.

   The long-term debt obligation credit ratings are based on current information furnished by the obligor or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

   The long-term debt obligation credit ratings are based, in varying degrees, on the following considerations:

     I. Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation.

     II.  Nature of and provisions of the obligation.

     III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

   The credit rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinate obligations, secured and unsecured obligations or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

   AAA--An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

   AA--An obligation rated "AA" differs from the highest-rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

   A--An obligation rated "A" is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

   BBB--An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

   Obligations rated "BB," "B," "CCC," "CC" and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

   Plus (+) or Minus (-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

   r--This symbol is attached to the ratings of instruments with significant non-credit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating.

   N.R.--This indicates that no rating has been requested, that there is insufficient information on which to base a rating or that Standard & Poor's does not rate a particular obligation as a matter of policy.

   Moody's Investors Service. Municipal long-term rating scale. Moody's municipal ratings are opinions of the investment quality of issuers and issues in the US municipal and tax-exempt markets. As such, these ratings incorporate Moody's assessment of the default probability and loss severity of these issuers and issues. The default and loss content for Moody's municipal long-term rating scale differs from Moody's general long-term rating scale.

   Municipal ratings are based upon the analysis of four primary factors relating to municipal finance: economy, debt, finances, and administration/management strategies. Each of the factors is evaluated individually and for its effect on the other factors in the context of the municipality's ability to repay its debt.

   Aaa--Issuers or issues rated Aaa demonstrate the strongest creditworthiness relative to other US municipal or tax-exempt issuers or issues.

   Aa--Issuers or issues rated Aa demonstrate very strong creditworthiness relative to other US municipal or tax-exempt issuers or issues.

   A--Issuers or issues rated A present above-average creditworthiness relative to other US municipal or tax-exempt issuers or issues.

   Baa--Issuers or issues rated Baa represent average creditworthiness relative to other US municipal or tax- exempt issuers or issues.

   Obligations rated "Ba," "B," "Caa," Ca" and "C" are regarded as having significant speculative characteristics. "Ba" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

Note: Moody's appends numerical modifiers 1, 2, and 3 to each generic rating category from Aa through Caa. The modifier 1 indicates that the issuer or obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

   General Long-term rating scale. Moody's long-term obligation ratings are opinions of the relative credit risk of fixed-income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default.

   Aaa--Obligations rated Aaa are judged to be of the highest quality, with minimal credit risk. Aa--Obligations rated Aa are judged to be of high quality and are subject to very low credit risk. A--Obligations rated A are considered upper-medium grade and are subject to low credit risk. Baa--Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

   Obligations rated "Ba," "B," "Caa," Ca" and "C" are regarded as having significant speculative characteristics. "Ba" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

Note: Moody's appends numerical modifiers 1, 2, and 3 to each generic rating category from Aa through Caa. The modifier 1 indicates that the issuer or obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

                       Estimated Cash Flows to Unitholders

   The tables below set forth the per Unit estimated monthly and semi-annual distributions of interest and principal to Unitholders. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying bonds prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.



   Insured Income Trust, Series 147
      Monthly
                                                       Estimated                 Estimated               Estimated
               Distribution Dates                      Interest                  Principal                 Total
                  (Each Month)                       Distribution              Distribution            Distribution
      ----------------------------------------------------------------------------------------------------------------
      February     2007                                  $ 3.25                                          $  3.25
      March        2007  - June       2013                 4.24                                             4.24
      July         2013                                    4.17                  $ 47.35                   51.52
      August       2013                                    4.03                                             4.03
      September    2013                                    3.97                    34.32                   38.29
      October      2013  - November   2013                 3.85                                             3.85
      December     2013                                    3.79                    14.41                   18.20
      January      2014  - March      2014                 3.78                                             3.78
      April        2014                                    3.72                    41.18                   44.90
      May          2014                                    3.53                    41.18                   44.71
      June         2014  - February   2015                 3.40                                             3.40
      March        2015                                    3.34                    40.50                   43.84
      April        2015  - July       2015                 3.21                                             3.21
      August       2015                                    3.15                    41.18                   44.33
      September    2015  - April      2016                 3.01                                             3.01
      May          2016                                    2.94                    41.18                   44.12
      June         2016                                    2.80                                             2.80
      July         2016                                    2.60                   137.27                  139.87
      August       2016                                    2.15                                             2.15
      September    2016                                    2.09                    41.18                   43.27
      October      2016                                    1.83                    76.87                   78.70
      November     2016  - July       2023                 1.56                                             1.56
      August       2023                                    1.41                    39.81                   41.22
      September    2023  - December   2023                 1.38                                             1.38
      January      2024                                    1.33                    41.18                   42.51
      February     2024  - April      2026                 1.20                                             1.20
      May          2026                                    1.14                    41.18                   42.32
      June         2026  - June       2028                 1.01                                             1.01
      July         2028                                     .94                    44.61                   45.55
      August       2028  - September  2029                  .81                                              .81
      October      2029                                     .76                    27.45                   28.21
      November     2029  - August     2031                  .66                                              .66
      September    2031                                     .61                    34.32                   34.93
      October      2031  - November   2031                  .50                                              .50
      December     2031                                     .44                    41.18                   41.62
      January      2032  - June       2032                  .31                                              .31
      July         2032                                     .30                     6.86                    7.16
      August       2032  - May        2033                  .27                                              .27
      June         2033                                     .26                     9.61                    9.87
      July         2033  - February   2035                  .23                                              .23
      March        2035                                     .18                    41.18                   41.36
      April        2035  - December   2035                  .06                                              .06
      January      2036                                     .00                    41.18                   41.18




   Insured Income Trust, Series 147 (continued)
      Semi-annual
               Distribution Dates
                 (Each June and                        Estimated                 Estimated               Estimated
                 December Unless                       Interest                  Principal                 Total
              Otherwise Specified)                   Distribution              Distribution            Distribution
      ----------------------------------------------------------------------------------------------------------------
      June         2007                                  $20.39                                          $ 20.39
      December     2007  - June       2013                25.67                                            25.67
      July         2013                                                          $ 47.35                   47.35
      September    2013                                                            34.32                   34.32
      December     2013                                   23.89                    14.41                   38.30
      April        2014                                                            41.18                   41.18
      May          2014                                                            41.18                   41.18
      June         2014                                   22.22                                            22.22
      December     2014                                   20.61                                            20.61
      March        2015                                                            40.50                   40.50
      June         2015                                   19.98                                            19.98
      August       2015                                                            41.18                   41.18
      December     2015                                   18.59                                            18.59
      May          2016                                                            41.18                   41.18
      June         2016                                   17.96                                            17.96
      July         2016                                                           137.27                  137.27
      September    2016                                                            41.18                   41.18
      October      2016                                                            76.87                   76.87
      December     2016                                   11.92                                            11.92
      June         2017  - June       2023                 9.47                                             9.47
      August       2023                                                            39.81                   39.81
      December     2023                                    8.61                                             8.61
      January      2024                                                            41.18                   41.18
      June         2024                                    7.44                                             7.44
      December     2024  - December   2025                 7.32                                             7.32
      May          2026                                                            41.18                   41.18
      June         2026                                    7.07                                             7.07
      December     2026  - June       2028                 6.16                                             6.16
      July         2028                                                            44.61                   44.61
      December     2028                                    5.08                                             5.08
      June         2029                                    4.95                                             4.95
      October      2029                                                            27.45                   27.45
      December     2029                                    4.61                                             4.61
      June         2030  - June       2031                 4.06                                             4.06
      September    2031                                                            34.32                   34.32
      December     2031                                    3.47                    41.18                   44.65
      June         2032                                    1.91                                             1.91
      July         2032                                                             6.86                    6.86
      December     2032                                    1.74                                             1.74
      June         2033                                    1.71                     9.61                   11.32
      December     2033  - December   2034                 1.48                                             1.48
      March        2035                                                            41.18                   41.18
      June         2035                                     .89                                              .89
      December     2035                                     .41                                              .41
      January      2036                                     .01                    41.18                   41.19




                       CONTENTS OF REGISTRATION STATEMENT

     This Amendment to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The prospectus
         The signatures
         The consents of independent public accountants and legal counsel

     The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Taxable Income Series 6 (File No. 333-87130) dated September 12, 2002.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 439 (File No. 333-113234) dated April 27, 2004.

     3.1 Opinion and consent of counsel as to legality of securities being registered.

     3.4  Opinion of counsel as to the Trustee of the Trust.

     4.1  Consent of initial evaluator.

     4.2  Consent of independent registered public accounting firm.

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 593 (File No. 333-129793) dated January 18, 2006.

     7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 596 (File No. 333-134376) dated July 10, 2006.




                                   SIGNATURES

         The Registrant, Van Kampen Unit Trusts, Taxable Income Series 106 hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 60 and Series 101; and Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; and Van Kampen Unit Trusts, Series 427, Series 450, Series 454, Series 473, Series 486. Series 522, Series 573, Series 596 and Series 615 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Unit Trusts, Taxable Income Series 106 duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 11th day of January, 2007.

                                                         VAN KAMPEN UNIT TRUSTS,
                                                       TAXABLE INCOME SERIES 106

                                                        By VAN KAMPEN FUNDS INC.


                                                         By: /s/ JOHN F. TIERNEY
                                                       -------------------------
                                                              Executive Director

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on January 11, 2007 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Michael P. Kiley                    Managing Director                         )

Edward C. Wood, III                 Managing Director                         )

                                                             /s/ JOHN F. TIERNEY
                                                             -------------------
                                                             (Attorney-in-fact*)

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     * An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference.